Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

CONSOL ENERGY INC.,

MOUNTAIN RANGE MERGER SUB INC.

and

ARCH RESOURCES, INC.

Dated as of August 20, 2024

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		33
5.1	Organization, Standing and Power	33
5.2	Capital Structure	34
5.3	Authority; No Violations; Consents and Approvals	35
5.4	Consents	36
5.5	SEC Documents; Financial Statements	37
5.6	Absence of Certain Changes or Events	38
5.7	No Undisclosed Material Liabilities	38
5.8	Information Supplied	39
5.9	Parent Permits; Compliance with Applicable Law	39
5.10	Compensation; Benefits	40
5.11	Labor Matters	42
5.12	Taxes	43
5.13	Litigation	44
5.14	Intellectual Property	44
5.15	Real Property	45
5.16	Mining; Financial Assurances	46
5.17	Environmental Matters	46
5.18	Material Contracts	48
5.19	Insurance	50
5.20	Opinion of Financial Advisor	51
5.21	Brokers	51
5.22	Related Party Transactions	51
5.23	Ownership of Company Common Stock	51
5.24	Merger Sub Business Conduct	51
5.25	No Additional Representations	52
ARTICLE VI COVENANTS AND AGREEMENTS		52
6.1	Conduct of the Company Business Pending the Merger	52
6.2	Conduct of Parent Business Pending the Merger	57
6.3	No Solicitation by the Company	61
6.4	No Solicitation by Parent	67
6.5	Preparation of Joint Proxy Statement and Registration Statement	73
6.6	Stockholders Meetings	75
6.7	Access to Information	77
6.8	HSR and Other Approvals	79
6.9	Employee Matters	81
6.10	Indemnification; Directors’ and Officers’ Insurance	83
6.11	Transaction Litigation	85
6.12	Public Announcements	85
6.13	Advice of Certain Matters; Control of Business	85
6.14	Reasonable Best Efforts; Notification	86
6.15	Section 16 Matters	86
6.16	Stock Exchange Listing and Delistings	86
6.17	Financing and Indebtedness	87
6.18	Tax Matters	87

ii

6.19	Takeover Laws	87
6.20	Obligations of Merger Sub	88
6.21	Dividends	88
ARTICLE VII CONDITIONS PRECEDENT		88
7.1	Conditions to Each Party’s Obligation to Consummate the Merger	88
7.2	Additional Conditions to Obligations of Parent and Merger Sub	89
7.3	Additional Conditions to Obligations of the Company	89
7.4	Frustration of Closing Conditions	91
ARTICLE VIII TERMINATION		91
8.1	Termination	91
8.2	Notice of Termination; Effect of Termination	92
8.3	Expenses and Other Payments	93
ARTICLE IX GENERAL PROVISIONS		95
9.1	Survival	95
9.2	Notices	96
9.3	Rules of Construction	97
9.4	Counterparts	99
9.5	Entire Agreement; No Third Party Beneficiaries	99
9.6	Governing Law; Venue; Waiver of Jury Trial	100
9.7	Severability	101
9.8	Assignment	101
9.9	Specific Performance	101
9.10	Amendment	102
9.11	Extension; Waiver	102

Annex A   Certain Definitions

Annex B   Form of CONSOL Energy Inc. Charter Amendment

Annex C   Form of Certificate of Incorporation of the Surviving Corporation

Annex D  Form of A&R Bylaws of Core Natural Resources

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 20, 2024 (this “Agreement”), is being entered into by and among CONSOL Energy Inc., a Delaware corporation (“Parent”), Mountain Range Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Arch Resources, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (a) determined that this Agreement and the Transactions, including the Merger (each as defined below), are fair to, and in the best interests of, the Company and the holders of Company Common Stock (as defined below), (b) approved and declared advisable this Agreement and the Transactions, including the Merger, and (c) resolved to recommend that the holders of Company Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (a) determined that this Agreement and the Transactions, including the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), and the amendment of the Parent Charter (as defined below) in the form set forth in Annex B to increase the number of shares of Parent Common Stock (as defined below) authorized thereunder (the “Parent Charter Amendment”), are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, (b) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance and the Parent Charter Amendment, and (c) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance and the Parent Charter Amendment;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole stockholder, and (b) approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement, pursuant to Sections 228 and 251(c) of the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, Parent, Merger Sub and the Company desire to effect a strategic business combination on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement constitute, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are acknowledged, Parent, Merger Sub and the Company, intending to be legally bound, agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Term	Section
A&R Bylaws	2.5
Agreement	Preamble
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Budget	6.1(b)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)
Company Class A Common Stock	3.1(b)(i)
Company Class B Common Stock	3.1(b)(i)
Company Common Stock	3.1(b)(i)
Company Contracts	4.18(b)
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Equity Plan	4.2(a)
Company Financial Assurances	4.16(a)
Company Intellectual Property	4.14(a)
Company Leased Real Property	4.15
Company Material Adverse Effect	4.1
Company Owned Real Property	4.15

Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Real Property	4.15
Company Real Property Lease	4.15
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Company Tax Counsel	6.18
Company Tax Opinion	6.18
Confidentiality Agreement	6.7(b)
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
DGCL	Recitals
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.2
End Date	8.1(b)(ii)
Environmental Claims	4.17(f)
Environmental Permits	4.17(b)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
FASB 410	4.16(b)
Financial Assurances	4.16(a)
Fraud and Bribery Laws	4.9(f)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4
Letter of Transmittal	3.3(b)(i)
Material Company Insurance Policies	4.19
Material Parent Insurance Policies	5.19
Merger	2.1
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
New Plans	6.9(a)
Old Plans	6.9(c)
Parent	Preamble
Parent Alternative Acquisition Agreement	6.4(d)(iv)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Budget	6.2(b)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	6.4(d)(vii)
Parent Charter Amendment	Recitals
Parent Common Stock	Recitals
Parent Contracts	5.18(b)
Parent Disclosure Letter	Article V
Parent Employee	6.9(a)

Parent Equity Plan	5.2(a)
Parent Financial Assurances	5.16(a)
Parent Intellectual Property	5.14(a)
Parent Leased Real Property	5.15
Parent Material Adverse Effect	5.1
Parent Owned Real Property	5.15
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Real Property	5.15
Parent Real Property Lease	5.15
Parent RSU Award	3.2(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Tax Counsel	6.18
Registration Statement	4.8
Surviving Corporation	2.1
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11
Vested PSU Award	3.2(b)

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the DGCL (the “Merger”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to in this Agreement as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., New York City time, on the date that is the third Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) remotely by exchange of documents and signatures (or their electronic counterparts) or, if agreed by Parent and the Company, at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, or such other place as Parent and the Company may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b) On the Closing Date, the Company and Merger Sub shall file a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, Liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Organizational Documents of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or any other Person, (a) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety to be in the form set forth in Annex C, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided in such certificate of incorporation or in accordance with applicable Law, and (b) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be as mutually agreed between the parties, and as so amended shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided in such bylaws or in accordance with applicable Law.

2.5 Organizational Documents of Parent. Parent shall take all necessary actions to cause (a) subject to the receipt of the Parent Stockholder Charter Approval prior to the Effective Time, the Parent Charter Amendment to become effective at the Effective Time and (b) as of the Effective Time, the bylaws of Parent to be amended and restated in their entirety in the form set forth in Annex D (the “A&R Bylaws”), and Parent’s amended and restated certificate of incorporation, as amended to date and by the Parent Charter Amendment, and the A&R Bylaws, shall be the certificate of incorporation and bylaws, respectively, of Parent until thereafter amended in accordance with the provisions thereof and applicable Law.

2.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation. Such directors and officers shall serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.7 Directors and Officers of Parent.

(a) Prior to the Effective Time, Parent shall take all actions as may be necessary to cause (i) the number of directors constituting the Parent Board as of the Effective Time to be eight, consisting of four directors to be designated by Parent and four directors to be designated by the Company, and (ii) the Parent Board as of the Effective Time to be as set forth on Schedule 2.7(a) of the Company Disclosure Letter. From and after the Effective Time, each person designated as a director of Parent shall serve as a director until such person’s successor shall be appointed or such person’s earlier death, resignation or removal in accordance with the Organizational Documents of Parent.

(b) Prior to the Effective Time, Parent shall take all actions as may be necessary to cause at the Effective Time: James A. Brock, who shall also be a member of the Parent Board effective as of the Effective Time in accordance with Section 2.7(a), to be appointed to serve as the Executive Chair of the Parent Board; Paul A. Lang, who shall also be a director of the Parent Board effective as of the Effective Time in accordance with Section 2.7(a), to be appointed to serve as the Chief Executive Officer of Parent; and the other officers of Parent to be as set forth on Schedule 2.7(b) of the Company Disclosure Letter. Subject to the terms of any employment agreement, each such officer shall serve until such officer’s successor shall be appointed or such officer’s earlier death, resignation, retirement, disqualification or removal in accordance with the Organizational Documents of Parent. If, before the Effective Time, any such person is unable or unwilling to serve as an officer of Parent, then a substitute officer shall be selected by mutual written agreement of Parent and the Company.

2.8 Combined Company HQ, Name and Trading Symbol. Immediately following the Closing, the principal offices of Parent and its Subsidiaries (including the Surviving Corporation) shall be located at 275 Technology Drive, Canonsburg, Pennsylvania 15317. At the Effective Time, the name of Parent shall be “Core Natural Resources, Inc.” Parent may also take all actions necessary to change the NYSE ticker symbol of Parent, as of the Effective Time, to be as mutually agreed between Parent and the Company.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY

AND MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of Class A common stock, par value $0.01 per share of the Company (the “Company Class A Common Stock”), and Class B common stock, par value $0.01 per share of the Company (the “Company Class B Common Stock”, and together with the Company Class A Common Stock, “Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares or Converted Shares (collectively, the “Eligible Shares”)) shall be converted into the right to receive from Parent that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 1.326.

(ii) All such Eligible Shares, when so converted pursuant to Section 3.1(b)(i), shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”), shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) (“Converted Shares”) shall automatically be converted into a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (subject to adjustment in accordance with Section 3.1(c)).

(c) Impact of Stock Splits, Etc. Without limiting the Parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number or class of Eligible Shares, or securities convertible or exchangeable into or exercisable for Eligible Shares, or (ii) the number or class of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the entry into this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio and the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio and the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2 Treatment of Equity Compensation Awards.

(a) Company RSU Awards. Effective as of the Effective Time (i) except as provided in Section 3.2(a)(ii), each Company RSU Award that is outstanding immediately prior to the Effective Time (and any related cash dividend equivalents) shall, by virtue of the Merger and without any action on the part of the holder thereof, fully vest, be cancelled and automatically converted into the right to receive, within five Business Days following the Effective Time, (A) a number of newly issued shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time (whether vested or unvested), multiplied by (y) the Exchange Ratio; provided, however, that Parent shall withhold the number of shares of Parent Common Stock as reasonably determined by Parent to satisfy any tax withholding obligations associated with the settlement of such Company RSU Award (with any fractional shares of Parent Common Stock treated in accordance with Section 3.3(h) of this Agreement), and (B) payment in cash of any accrued and unpaid dividend equivalents related to such Company RSU Award (as determined immediately prior to the Effective Time), less applicable withholdings, and (ii) effective as of the Effective Time, each Company RSU Award that is granted after the execution of this Agreement and outstanding and unvested immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award corresponding to a number of shares of Parent Common Stock (each, a “Parent RSU Award”) (rounded to the nearest whole number of shares) equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time (whether vested of unvested), multiplied by (y) the Exchange Ratio. Each Parent RSU Award shall have the same terms and conditions as the corresponding Company RSU Award had immediately prior to the Effective Time.

(b) Company PSU Awards. Effective as of the Effective Time (i) except as provided in Section 3.2(b)(ii), each Company PSU Award that is outstanding as of immediately prior to the Effective Time (and any related cash dividend equivalents) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, within five Business Days following the Effective Time, (A) a number of newly issued shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (I) the number of shares of Company Common Stock subject to such Company PSU Award as of immediately prior to the Effective Time equal to the greater of (x) 100% of the target number of shares of Company Common Stock subject to the Company PSU Award and (y) the number of shares of Company Common Stock subject to the portion of the Company PSU Award that would have vested as of the Effective Time based on actual achievement of the performance goals related to such Company PSU Award as of the Effective Time (as applicable, the “Vested PSU Award”), multiplied by (II) the Exchange Ratio; provided, however, that Parent shall withhold the number of shares of Parent Common Stock as reasonably determined by Parent to satisfy any tax withholding obligations associated with the settlement of such Company PSU Award (with any fractional shares of Parent Common Stock treated in accordance with Section 3.3(h) of this Agreement), and (B) payment in cash of any dividend equivalents related to the Vested PSU Award (as determined immediately prior to the Effective Time), less applicable withholdings, and (ii) each Company PSU Award that is granted after the execution of this Agreement and is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a Parent RSU Award (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (x) the target number of shares of Company Common Stock subject to such Company PSU Award by (y) the Exchange Ratio. Each Parent RSU Award shall have the same terms and conditions as the corresponding Company PSU Award had immediately prior to the Effective Time except that vesting of the award will be subject only to continuous service, and any performance-based objectives shall cease to apply.

(c) Company Equity Plan. As of the Effective Time, Parent shall assume the Company Equity Plan with the number of shares reserved and remaining for issuance under such Company Equity Plan adjusted to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock reserved and remaining for issuance under such Company Equity Plan immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole share.

(d) Administration. Prior to the Effective Time, the Company Board or the Compensation Committee of the Company Board shall adopt such resolutions as are required to effectuate the treatment of the Company RSU Awards and the Company PSU Awards pursuant to the terms of this Section 3.2.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into, or cause Merger Sub to enter into, an agreement with Parent’s or the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Eligible Shares (the “Exchange Agent”) and to receive the Merger Consideration and to make payments in respect of any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and in lieu of fractional shares pursuant to Section 3.3(h), in each case to which such holders shall become entitled pursuant to this Article III. Prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for distribution in accordance with this Article III through the Exchange Agent a number of shares of Parent Common Stock constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares pursuant to this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash in immediately available funds in an amount sufficient to pay any dividends or other distributions pursuant to Section 3.3(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund to the holders of Eligible Shares (after taking into account all Eligible Shares then held by such holder). Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent; provided, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Eligible Shares pursuant to this Article III, and following any losses from any such investment, Parent shall reasonably promptly deposit (or cause to be deposited) additional cash in immediately available funds to the Exchange Agent for the benefit of the holders of Eligible Shares at the Effective Time in the amount of such losses, which additional cash will be deemed to be part of the Exchange Fund. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall, at the discretion of Parent, become part of the Exchange Fund, and any amounts in excess of the amounts payable under this Agreement shall be promptly returned to Parent or the Surviving Corporation.

(b) Payment Procedures.

(i) Certificates. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration, which Letter of Transmittal and instructions shall be in a customary form and agreed to by Parent and the Company prior to the Closing. Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder), and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii) Non-DTC Book-Entry Shares. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v) With respect to Certificates, if payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) to a Person other than the registered holder of such shares surrendered, or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for Eligible Shares, in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Excluded Shares or Converted Shares), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the twelve (12)-month anniversary of the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent (subject to applicable abandoned property, escheat or similar Laws) for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration, in respect of such Certificate or Book-Entry Share, would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Excluded Shares or Converted Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation and the Exchange Agent) and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such customary amount as the Surviving Corporation may direct as is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective

Time but with a subsequent payment date with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Common Stock, and the denominator of which is the number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock. As promptly as possible following the Effective Time, the Exchange Agent shall sell at then prevailing prices of the NYSE such number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock, with the cash proceeds (net of all commissions, transfer Taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. Parent, the Company, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so deducted or withheld and paid over to the appropriate Taxing Authority by Parent, the Company, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4 No Appraisal Rights. In accordance with the DGCL, no appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the entry into this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference in such Company SEC Documents) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2021 and at least one Business Day prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date that is one Business Day prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly authorized, qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company that constitutes a “significant subsidiary” of the Company as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the entry into this Agreement, each as amended prior to the execution of this Agreement and each Organizational Document, as made available to Parent, is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation in any material respect of any of the provisions of such Organizational Documents.

4.2 Capital Structure.

(a) As of the entry into this Agreement, the authorized capital stock of the Company consists of (i) 299,589,834 shares of Company Class A Common Stock, (ii) 410,166 shares of Company Class B Common Stock and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 14, 2024: (A) 18,103,020 shares of Company Class A Common Stock were issued and outstanding, 257 shares of Company Class B Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding; (B) 12,701,416 shares of Company Common Stock were treasury stock; (C) 159,472 shares of Company Common Stock were reserved for issuance upon the vesting of outstanding Company RSU Awards; (D) 405,658 shares of Company Common Stock were reserved for issuance upon the vesting of outstanding Company PSU Awards, assuming maximum performance; and (E) 1,155,105 shares of Company Common Stock remained available for issuance pursuant to the Company’s 2016 Omnibus Incentive Plan, as amended from time to time (“Company Equity Plan”). There are no warrants or similar rights exercisable or otherwise outstanding under the Company Warrant Agreement, and there are no Company Convertible Notes outstanding.

(b) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights. As of the close of business on August 14, 2024, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any Company Capital Stock or securities convertible into or exchangeable or exercisable for Company Capital Stock (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for changes since August 14, 2024 resulting from (i) stock grants or other awards granted, repurchased or redeemed in accordance with Section 6.1(b)(ii) in each case following the entry into this Agreement, (ii) the vesting and settlement of Company Equity Awards or (iii) the conversion of shares of Company Class B Common Stock into shares of Company Class A Common Stock at the option of any holder of Company Class B Common Stock in accordance with the terms of the Company’s Organizational Documents as in effect as of the entry into this Agreement, there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for or valued by reference to shares of Company Capital Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement or obligating Parent to issue additional shares of Parent Common Stock at the Effective Time pursuant to the terms of this Agreement. There are no dividends or distributions that have been declared by the Company with respect to the Company Common Stock that have not been paid by the Company. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of the Company Capital Stock.

(c) Schedule 4.2(c) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company that constitutes a “significant subsidiary” of the Company as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the entry into this Agreement, including its outstanding equity interests and the owners thereof. As of the entry into this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2(c) of the Company Disclosure Letter.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock vote in favor of the adoption of this Agreement (such recommendation described in this clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to adopt this Agreement and approve the Transactions.

(b) Except as set forth on Schedule 4.3(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, Company Contract, Company Permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iv) result in the creation of any Encumbrance on any of the assets or property of the Company or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions. Except for this Agreement, the Company is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Company Board.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other applicable Regulatory Law; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions.

4.5 SEC Documents; Financial Statements.

(a) Since December 31, 2021 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form, in each case in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents contained, when filed or, if amended or supplemented prior to the entry into this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the entry into this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the entry into this Agreement: (i) neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents; and (iii) to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The financial statements of the Company included (or incorporated by reference) in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the entry into this Agreement, will comply, in each case in all material respects, when filed or if amended or supplemented prior to the entry into this Agreement, as of the date of such amendment or supplement, with the rules and regulations of the SEC with respect thereto, and were, or, in the case of Company SEC Documents filed after the entry into this Agreement, will be, prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not material to any other adjustments described therein, including the notes thereto).

(c) The Company has implemented and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15(e) and (f) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) in providing reasonable assurance that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed in any Company SEC Documents is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or its Subsidiaries, (ii) is not, and since the Applicable Date there has not been, to the knowledge of the Company, any illegal act or fraud, whether or not material, that involves management or employees who have significant roles in the internal control of the Company or its Subsidiaries and (iii) is not, and since the Applicable Date there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

4.6 Absence of Certain Changes or Events.

(a) Since June 30, 2024, there has not been any Company Material Adverse Effect.

(b) From June 30, 2024, through the entry into this Agreement, the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects.

4.7 No Undisclosed Material Liabilities. There are no known Liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, other than: (a) Liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2024 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024; (b) Liabilities incurred in the Ordinary Course subsequent to June 30, 2024; (c) Liabilities incurred in connection with the Transactions; (d) Liabilities incurred as permitted under Section 6.1(b)(x) and (e) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries, in the Company’s consolidated financial statements or the Company SEC Documents.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent, Merger Sub or any third parties specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold and at all times since the Applicable Date have held all Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable including all Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations” (collectively, the “Company Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and no suspension, revocation, non-renewal or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, Threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been notified by any Governmental Entity since the Applicable Date that it is (i) ineligible as an entity to receive additional mining Permits or (ii) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”

(c) Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of the Company and its Subsidiaries and the state of reclamation with respect to each of their Permits is “current” or in “deferred status” with respect to the reclamation obligations required by such Permits and otherwise are in compliance with such Permits and all applicable mining, reclamation and other similar Laws, except where noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation, review or order by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or Threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) There are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Permits) of the Company and its Subsidiaries.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) the Company and its Subsidiaries and their respective Affiliates, directors, officers and employees are in, and at all times since the Applicable Date, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery

Laws”), and (y) none of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other Representatives acting on behalf of the Company or any Subsidiary have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

4.10 Compensation; Benefits.

(a) True, correct and complete copies of each of the material Company Plans (or, in the case of any Company Plan not in writing, a written description of the material terms thereof) and related contracts, instruments or agreements, including administrative service agreements and group insurance contracts, trust documents, and most recently received Internal Revenue Service favorable determination letter or opinion letter, as applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description and any summary of material modifications required under ERISA with respect to each Company Plan, and all material non-routine correspondence to or from any Governmental Entity, including with respect to any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Laws.

(b) Each Company Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, Threatened against, the Company or any of its Subsidiaries, or any fiduciary of any of the Company Plans, with respect to any Company Plan, and there are no Proceedings by a Governmental Entity with respect to any of the Company Plans, except for such actions, suits, claims or Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All material contributions required to be made by the Company to the Company Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements, and all material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(f) Each ERISA Plan of the Company and its Subsidiaries that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Company Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax or penalty imposed pursuant to Section 4975 or 4976 of the Code in a material amount.

(g) None of the Company or any member of its Aggregated Group contributes to or has, during the last six years, had an obligation to contribute to, and no Company Plan is, (i) a defined benefit pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h) Except as required by applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or benefits or to any material increase in severance pay or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of or the funding of any compensation or benefits due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any material benefits under any Company Plan, (iv) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (v) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

4.11 Labor Matters.

(a) From January 1, 2020 to the present, neither the Company nor any of its Subsidiaries has been a party to any collective bargaining agreement or other agreement with any labor union. As of the entry into this Agreement, to the knowledge of the Company, there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and there are no activities or Proceedings by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) From January 1, 2020 to the present, there has been no unfair labor practice, charge or grievance arising out of any effort to organize employees of the Company or any of its Subsidiaries, a collective bargaining agreement, or other agreement with any labor union, nor has there been any other material labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, Threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) From January 1, 2020 to the present, there has been no employee strike, or labor-related dispute, slowdown, work stoppage or lockout, pending, or, to the knowledge of the Company, Threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there have been and currently are no Proceedings pending or, to the knowledge of the Company, Threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an audit, investigation, or any other Proceeding with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) all Tax Returns required to be filed (taking into account valid extensions of time for filing) by the Company or any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are complete and accurate in all respects and (B) all Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings or for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents) have been paid in full;

(ii) there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries;

(iii) (A) there is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any amount of Taxes that has been asserted or Threatened in writing by any Governmental Entity and (B) there are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of the Company, Threatened in writing regarding any Taxes or Tax Returns of the Company or any of its Subsidiaries;

(iv) (A) neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt, (I) an agreement or arrangement solely between or among the Company or any of its Subsidiaries, or (II) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)) and (B) neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor;

(v) in the past six years, no written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction;

(vi) there are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances;

(vii) neither the Company nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2); and

(viii) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the entry into this Agreement.

(b) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13 Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions, as of the entry into this Agreement, there is no (a) Proceeding pending or, to the knowledge of the Company, Threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. As of the entry into this Agreement, there is no Proceeding pending, or, to the knowledge of the Company, Threatened, seeking to prevent or delay the consummation of the Transactions.

4.14 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances, except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the registrations, issuances and applications included in the Company Intellectual Property are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses due as of the Closing Date have been made.

(b) To the knowledge of the Company, the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written claim or notice during the three-year period prior to the entry into this Agreement that the Company or any of its Subsidiaries have infringed upon, misappropriated or otherwise violated the Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the Intellectual Property of the Company and its Subsidiaries, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; and (ii) to the knowledge of the Company, as of the entry into this Agreement, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of personal information collected or held for use by the Company or its Subsidiaries during the three-year period prior to the entry into this Agreement; and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, personal information or Intellectual Property owned or held for use by the Company or its Subsidiaries.

4.15 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have defensible title to all real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements, fixtures and structures located thereon, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances, (b) the Company and its Subsidiaries have defensible title to all Mining Rights included in the Company Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, (c) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, licensor, tenant, subtenant, licensee or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received notice of any violation, breach or default under any Company Real Property Lease, and (d) there does not exist any pending or, to the knowledge of the Company, Threatened, condemnation or eminent domain Proceedings that affect any Company Real Property, subject, in each of clauses (a) through (d) above, to adverse proceedings in the Ordinary Course. The Company has not granted any third party any license, possessory or occupancy right or other similar right in any Company Real Property other than Permitted Encumbrances, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Real Property constitutes all of the real estate, land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto used in and necessary for the operation in all material respects of the respective businesses of the Company and its Subsidiaries as currently conducted.

4.16 Mining; Financial Assurances.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Affiliates have, in the amounts and forms required, obtained or provided or posted all deposits, bonds, sureties, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds, guarantees, indemnity agreements and other financial assurances (collectively, “Financial Assurances”) as are (A) required under any applicable Permit of the Company and its Subsidiaries, Mining and Mining Safety Laws or Environmental Laws in connection with the Company and its Subsidiaries’ business for Reclamation and Mine Closure, including for land, water or other natural resources at any Company Real Property, or otherwise or (B) otherwise required or maintained in connection with the Company or its Subsidiaries business (collectively, the “Company Financial Assurances”); (ii) the consummation by the Company of the Transactions will not (with or without notice or lapse of time, or both) violate, conflict with or result in the breach or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that would constitute a default or event of default under the terms of, any Company Financial Assurance; and (iii) each of the Company and its Subsidiaries is in compliance with all Financial Assurances posted by each of the Company and its Subsidiaries in connection with its respective obligations.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Liability for asset retirement obligations recorded on the balance sheet of the Company dated as of June 30, 2024 has been properly accrued in accordance with the requirements of Financial Accounting Standards Board Codification Topic 410, Asset Retirement and Environmental Obligations, formerly known as Financial Accounting Standard No. 143 (“FASB 410”) and the projected cash flows used to calculate such Liability are equal to or in excess of the amounts the Company expects to expend to satisfy such obligations, determined on the basis of the Company and its Affiliates’ actual historic Reclamation and Mine Closure costs and currently planned mine life and escalated for inflation, in accordance with FASB 410 and applicable Law.

4.17 Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are and during the relevant statute of limitations period have been in compliance with Environmental Laws;

(b) the Company and its Subsidiaries have obtained and are and for the three years prior to the entry into this Agreement have been in compliance with all Permits required for the operations of the Company and its Subsidiaries under applicable Environmental Laws (“Environmental Permits”), and all Environmental Permits are valid and in good standing;

(c) there is no pending modification, renewal or application for any Environmental Permit relating to the business or activities of the Company as currently conducted with respect to which the Company or any of its Affiliates has received a written communication or otherwise has knowledge that it will not be granted on a timely basis;

(d) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, Threatened Proceedings under Environmental Laws;

(e) to the Company’s knowledge, (i) there have been no Releases or Threatened Releases of Hazardous Materials at any property currently or formerly owned, operated, leased or otherwise used by the Company or any of its Subsidiaries, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, and (ii) neither the Company nor any of its Subsidiaries have generated, used, treated, stored, disposed of (including by granting any license or abandonment) or arranged for the disposal of, transported, handled, manufactured, or exposed any Person to, any Hazardous Materials, which in the case of clause (i) or (ii), has resulted or would be reasonably likely to result in Liability to the Company or any of its Subsidiaries (or any predecessor thereof) under Environmental Law;

(f) the Company and its Subsidiaries are not subject to any outstanding Encumbrances or Proceedings by any Governmental Entity or any Person respecting (i) Environmental Laws, (ii) Remedial Actions or (iii) any Release or Threatened Release of, or exposure to, a Hazardous Material (“Environmental Claims”) and, to the knowledge of the Company, no such Environmental Claims are Threatened. As of the entry into this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or communication from any Person asserting a Liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, leased or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling;

(g) none of the Company or any of its Subsidiaries is involved in any remediation, reclamation or other environmental operations outside the Ordinary Course;

(h) the Company and its Subsidiaries have completed all mine reclamation, decommissioning and rehabilitation required by any Governmental Entity and applicable Law;

(i) no Encumbrance pursuant to any Environmental Law has been imposed on any of the Company Real Property, and no Financial Assurance obligation for mine reclamation or otherwise required by Environmental Law is unsatisfied;

(j) as of the entry into this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the entry into this Agreement; and

(k) the Company and its Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any Liability of any other Person relating to any Environmental Law or Hazardous Materials.

4.18 Material Contracts.

(a) Schedule 4.18(a) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list (but excluding any Company Plan), as of the entry into this Agreement, of the following contracts to which the Company or any of its Subsidiaries is a party:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each agreement or Organizational Document of the Company or any of its Subsidiaries that would, on or after the Closing Date, prohibit or restrict the ability of the Company or Parent or any of their respective Subsidiaries (including the Surviving Corporation and its Subsidiaries) to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or Liabilities from time to time owed to Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), make loans or advances to Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries);

(iii) each contract that contains covenants that limit the ability of the Company or any of its Affiliates to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole;

(iv) each contract that (A) provides for material exclusive rights for the benefit of any third party, (B) grants “most favored nation” status to any third party or (C) requires the Company or any of its Affiliates to provide any minimum level of service, in each case which (1) are, or in a manner which is, material to the Company and its Subsidiaries taken as a whole and (2) may not be terminated (including such restrictive provisions) by the Company or its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;

(v) each contract with a remaining term of more than one year from the date hereof that could require the Surviving Corporation or any of its Affiliates to purchase all (or a specified portion of) its total requirements of any product or service from a third party or that contains “take or pay” provisions and which (A) is expected to involve the payment of an amount in excess of $25 million in the aggregate during the fiscal year ending December 31, 2024 or any future fiscal year and (B) may not be terminated (including such restrictive provisions) by the Company or its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;

(vi) each agreement evidencing any Indebtedness for borrowed money having an outstanding principal amount or outstanding commitments in excess of $25 million;

(vii) any coal supply agreement or purchase order or commitment to sell or offer to sell coal, (A) with a remaining term of more than three years from the later of the commencement of the term of the agreement and the date hereof (or, if the contract is entered into after the date of this Agreement, three years from the later of the commencement of the term of the agreement and the date the contract is entered into), (B) under which the aggregate amounts to be paid by the Company and its Subsidiaries over the remaining term of such agreement, order or commitment would reasonably be expected to exceed $100 million or (C) under which the aggregate amounts to be received by the Company and its Subsidiaries over the remaining term of such agreement, order or commitment would reasonably be expected to exceed $100 million;

(viii) that is a contractual royalty, production payment, net profits, earn-out or similar contract on a material property of such Party that has a value or expected value in excess of $5 million from the date hereof, excluding, however, any of the foregoing payable pursuant to any instrument with respect to Company Real Property;

(ix) each contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of any material business or any material amount of assets (other than in the Ordinary Course) with obligations remaining to be performed or Liabilities continuing after the entry into this Agreement;

(x) each contract involving any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract including commodities, in each case, with a notional amount exceeding $100 million and a term of at least three years from the entry into the instrument or contract, in each case, other than contracts for the purchase and sale of coal, diesel fuel and ANFO (ammonium nitrate and fuel oil) and contracts entered into as a hedging activity in the Ordinary Course consistent with the Company’s past practice and internal policy guidelines;

(xi) any joint venture, partnership or similar organizational contract involving a sharing of profits or losses by the Company or any of its Subsidiaries (or any contract, agreement or understanding involving any joint venture partner or any of its affiliates that relates to the applicable joint venture or the assets thereof) other than any contract entered into in the Ordinary Course which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; and

(xii) any contract to which the Company or any of its Subsidiaries is party granting to any Person an option, right of first offer or right of first refusal to purchase or acquire any assets of the Company or any of its Subsidiaries (other than any purchase option for additional coal volumes or any contract entered into in the Ordinary Course which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole).

(b) Collectively, the contracts set forth in Section 4.18(a), whether or not set forth in the Company Disclosure Letter, are referred to in this Agreement as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent (provided that order forms, purchase orders and statements of work, in each case, that do not contain any restrictive covenants or other material terms need not be made available pursuant to this sentence, but shall nonetheless constitute Company Contracts). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a

Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. As of the entry into this Agreement, there are no disputes pending or, to the knowledge of the Company, Threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries as of the entry into this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. The Material Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the entry into this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the entry into this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. As of the entry into this Agreement, the Company does not have any claims that are pending with insurers and (A) are reasonably expected to result in an insurance recovery of more than $5 million in the aggregate, or (B) have been denied or disputed by the underwriters or issuers of such insurance policy.

4.20 Opinion of Financial Advisor. The Company Board has received the opinion, that will subsequently be provided in writing, of Perella Weinberg Partners LP that, as of the date of such opinion and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the Merger Consideration to be received by holders (other than (x) Parent and its Affiliates and (y) holders of Excluded Shares) of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be provided (on a confidential basis and solely for informational purposes) by the Company to Parent promptly following the execution of this Agreement (it being agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.21 Brokers. Except for the fees and expenses payable to Perella Weinberg Partners LP, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent true, complete and correct copies (subject to redactions for competitively sensitive information) of all agreements between the Company and Perella Weinberg Partners LP pursuant to which Perella Weinberg Partners LP is entitled to a fee as a result of the Transactions.

4.22 Related Party Transactions. Except as disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.23 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.23, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock or the Transactions.

4.24 No Additional Representations.

(a) The Company acknowledges that it is relying on its own investigation, examination and valuation of the Transactions. The Company has made all inspections and investigations of Parent deemed necessary or desirable by the Company. Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, Liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or

Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.24 shall limit Parent’s or Merger Sub’s remedies with respect to actual fraud (as defined under Delaware law) to the extent arising from the express representations and warranties made by the Company in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the entry into this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference in such Parent SEC Documents) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2021 and at least one Business Day prior to the date of this Agreement (without giving effect to any amendment to any such Parent SEC Document filed on or after the date that is one Business Day prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, limited partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly authorized, qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent that constitutes a “significant subsidiary” of Parent as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the entry into this Agreement, each as amended prior to the execution of this Agreement and each Organizational Document, as made available to the Company, is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation in any material respect of any of the provisions of such Organizational Documents.

5.2 Capital Structure.

(a) As of the entry into this Agreement, the authorized capital stock of Parent consists of (i) 62,500,000 shares of Parent Common Stock and (ii) 500,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on August 14, 2024: (A) 29,393,226 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) 324,478 shares of Parent Common Stock were reserved for issuance upon the vesting of outstanding Parent restricted stock units; (C) 115,228 shares of Parent Common Stock were reserved for issuance upon the vesting of outstanding Parent performance share units, assuming maximum performance; and (D) 2,592,015 shares of Parent Common Stock remained available for issuance pursuant to Parent’s Omnibus Performance Incentive Plan, as amended from time to time, and prior plans (the “Parent Equity Plan”). In addition, at the close of business on August 14, 2024, Parent had reserved 215,584 shares of Parent Common Stock to be issued in connection with the vesting of outstanding Parent performance-based cash-settled restricted stock units, assuming maximum performance. These 215,584 shares of Parent Common Stock will not be issued on vesting of the outstanding Parent performance-based cash-settled restricted stock units because the units will be settled solely in cash as required under the terms of the award agreements.

(b) All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive or similar rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on August 14, 2024, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any Parent Capital Stock or securities convertible into or exchangeable or exercisable for or valued by reference to Parent Capital Stock (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since August 14, 2024 resulting from (x) stock grants or other awards granted, repurchased or redeemed in accordance with Section 6.2(b)(ii) in each case following the entry into this Agreement or (y) the exercise of stock options (and the issuance of shares thereunder) or the vesting and settlement of equity awards, in each case outstanding as of such date, there are outstanding: (A) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (B) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for or valued by reference to shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent or any of its Subsidiaries, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are no dividends or distributions that have been declared by Parent with respect to the Parent Common Stock that have not been paid by Parent. There are no stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Capital Stock. As of the entry into this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(c) Schedule 5.2(c) of the Parent Disclosure Letter sets forth a list of each Subsidiary of Parent that constitutes a “significant subsidiary” of Parent as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the entry into this Agreement, including its outstanding equity interests and the owners thereof. As of the entry into this Agreement, neither Parent nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(c) of the Parent Disclosure Letter.

5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining the Parent Stockholder Approval) and Merger Sub (provided that Parent, as sole stockholder of Merger Sub, duly executed and delivered a written consent approving and adopting this Agreement in accordance with Sections 228 and 251(c) of the DGCL, which by its terms will be effective immediately following the execution of this Agreement, and, when effective, will constitute the only approval of Merger Sub stockholders necessary to adopt this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance and the Parent Charter Amendment, are fair to, and in the best interests of, Parent and holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance and the Parent Charter Amendment and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance and the Parent Charter Amendment (such recommendation described in this clause (iii), the “Parent Board Recommendation”). The Merger Sub Board has unanimously (A) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub, and (B) approved and declared advisable this Agreement and the Transactions, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of the Parent Capital Stock necessary to approve the Parent Stock Issuance or the Parent Charter Amendment.

(b) Except as set forth on Schedule 5.3(b) of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent (assuming that the Parent Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, Parent Contract, Parent Permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent, Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (iv) result in the creation of any Encumbrance on any of the assets or property of Parent or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions. Except for this Agreement, Parent is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) compliance with any applicable requirements of the HSR Act and any other applicable Regulatory Law; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions.

5.5 SEC Documents; Financial Statements.

(a) Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form, in each case in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents contained, when filed or, if amended or supplemented prior to the entry into this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the entry into this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the entry into this Agreement: (i) neither Parent nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents; and (iii) to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation. None of Parent’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The financial statements of Parent included (or incorporated by reference) in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the entry into this Agreement, will comply, in each case in all material respects, when filed or if amended or supplemented prior to the entry into this Agreement, as of the date of such amendment or supplement, with the rules and regulations of the SEC with respect thereto, and were, or, in the case of Parent SEC Documents filed after the entry into this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not material to any other adjustments described therein, including the notes thereto).

(c) Parent has implemented and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15(e) and (f) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) in providing reasonable assurance that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed in any Parent SEC Documents is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent or its Subsidiaries, (ii) is not, and since the Applicable Date there has not been, to the knowledge of Parent, any illegal act or fraud, whether or not material, that involves management or employees who have significant roles in the internal control of Parent or its Subsidiaries and (iii) is not, and since the Applicable Date there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries.

5.6 Absence of Certain Changes or Events.

(a) Since June 30, 2024, there has not been any Parent Material Adverse Effect.

(b) From June 30, 2024, through the entry into this Agreement Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects.

5.7 No Undisclosed Material Liabilities. There are no known Liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, other than: (a) Liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2024 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024; (b) Liabilities incurred in the Ordinary Course subsequent to June 30, 2024; (c) Liabilities incurred in connection with the Transactions; (d) Liabilities incurred as permitted under Section 6.2(b)(x) and (e) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries, in Parent’s consolidated financial statements or the Parent SEC Documents.

5.8 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company or any third parties specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Law.

(a) Parent and its Subsidiaries hold and at all times since the Applicable Date have held all Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable including all Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations” (collectively, the “Parent Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and no suspension, revocation, non-renewal or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, Threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has been notified by any Governmental Entity since the Applicable Date that it is (i) ineligible as an entity to receive additional mining Permits or (ii) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”

(c) Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of Parent and its Subsidiaries and the state of reclamation with respect to each of their Permits is “current” or in “deferred status” with respect to the reclamation obligations required by such Permits and otherwise are in compliance with such Permits and all applicable mining, reclamation and other similar Laws, except where noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no investigation, review or order by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or Threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) There are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Permits) of Parent and its Subsidiaries other than those set forth in Schedule 5.9(e) of the Parent Disclosure Letter.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (x) Parent and its Subsidiaries and their respective Affiliates, directors, officers and employees are in, and at all times since the Applicable Date, have been in, compliance in all material respects with the Fraud and Bribery Laws, and (y) none of Parent or any of its Subsidiaries nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other Representatives acting on behalf of Parent or any Subsidiary have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

5.10 Compensation; Benefits.

(a) True, correct and complete copies of each of the material Parent Plans (or, in the case of any Parent Plan not in writing, a written description of the material terms thereof) and related contracts, instruments or agreements, including administrative service agreements and group insurance contracts, trust documents, and most recently received Internal Revenue Service favorable determination letter or opinion letter, as applicable, have been furnished or made available to the Company or its Representatives, along with the most recent report filed on Form 5500 and summary plan description and any summary of material modifications required under ERISA with respect to each Parent Plan, and all material correspondence to or from any Governmental Entity, including with respect to any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Laws.

(b) Each Parent Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, Threatened against, Parent or any of its Subsidiaries, or any fiduciary of any of the Parent Plans, with respect to any Parent Plan, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Plans, except for such actions, suits, claims or Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) All material contributions required to be made by Parent to the Parent Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements, and all material contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(f) Each ERISA Plan of Parent and its Subsidiaries that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Parent Plan. With respect to any ERISA Plan, neither Parent nor any of its Subsidiaries has engaged in a transaction in connection with which Parent or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax or penalty imposed pursuant to Section 4975 or 4976 of the Code in a material amount.

(g) None of Parent or any member of its Aggregated Group contributes to or has, during the last six years, had an obligation to contribute to, and no Parent Plan is, (i) a defined benefit pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h) Except as required by applicable Law, no Parent Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Parent or any of its Subsidiaries has any obligation to provide such benefits.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, (i) entitle any Parent Employee to severance pay or benefits or to any increase in severance pay or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of or the funding of any compensation or benefits due to any such Parent Employee, (iii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Plan, (iv) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Plan on or following the Effective Time or (v) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Neither Parent nor any Subsidiary has any obligation to provide, and no Parent Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) No Parent Plan is maintained outside the jurisdiction of the United States or covers any Parent Employees who reside or work outside of the United States.

5.11 Labor Matters.

(a) Except as set forth on Schedule 5.11(a) to the Parent Disclosure Letter, from January 1, 2020 to the present, neither Parent nor any of its Subsidiaries has been a party to any collective bargaining agreement or other agreement with any labor union. As of the entry into this Agreement, to the knowledge of Parent, there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and there are no activities or Proceedings by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) From January 1, 2020 to the present, there has been no unfair labor practice, charge or grievance arising out of any effort to organize employees of Parent or any of its Subsidiaries, a collective bargaining agreement, or other agreement with any labor union, nor has there been any other material labor-related grievance Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, Threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) From January 1, 2020 to the present, there has been no employee strike, or labor-related dispute, slowdown, work stoppage or lockout, pending, or, to the knowledge of Parent, Threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there have been and currently are no Proceedings pending or, to the knowledge of Parent, Threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2020, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an audit, investigation, or any other Proceeding with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) (A) all Tax Returns required to be filed (taking into account valid extensions of time for filing) by Parent or any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are complete and accurate in all respects and (B) all Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings or for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents) have been paid in full;

(ii) there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries;

(iii) (A) there is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any amount of Taxes that has been asserted or Threatened in writing by any Governmental Entity and (B) there are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of Parent, Threatened in writing regarding any Taxes or Tax Returns of Parent or any of its Subsidiaries;

(iv) (A) neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt, (I) an agreement or arrangement solely between or among Parent or any of its Subsidiaries, or (II) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)) and (B) neither Parent nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (y) any Liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor;

(v) in the past six years, no written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction;

(vi) there are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances;

(vii) neither Parent nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2); and

(viii) neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the entry into this Agreement.

(b) Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.13 Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions, as of the entry into this Agreement, there is no (a) Proceeding pending, or, to the knowledge of Parent, Threatened against Parent or any of its Subsidiaries or any of their respective properties, rights or assets or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. As of the entry into this Agreement, there is no Proceeding pending or, to the knowledge of Parent, Threatened, seeking to prevent or delay the consummation of the Transactions.

5.14 Intellectual Property.

(a) Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances, except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all of the registrations, issuances and applications included in the Parent Intellectual Property are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses due as of the Closing Date have been made.

(b) To the knowledge of Parent, the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse

Effect. Neither Parent nor any of its Subsidiaries has received any written claim or notice during the three-year period prior to the entry into this Agreement that Parent or any of its Subsidiaries have infringed upon, misappropriated or otherwise violated the Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the Intellectual Property of each of Parent and its Subsidiaries, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries; and (ii) to the knowledge of Parent, as of the entry into this Agreement, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of personal information collected or held for use by Parent or its Subsidiaries during the three-year period prior to the entry into this Agreement; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, personal information or Intellectual Property owned or held for use by Parent or its Subsidiaries.

5.15 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and its Subsidiaries have defensible title to all real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements, fixtures and structures located thereon, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances, (b) Parent and its Subsidiaries have defensible title to all Mining Rights included in the Parent Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, (c) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, licensor, tenant, subtenant, licensee or occupant with respect to the Parent Leased Real Property (each, a “Parent Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received notice of any violation, breach or default under any Parent Real Property Lease, and (d) there does not exist any pending or, to the knowledge of Parent, Threatened, condemnation or eminent domain Proceedings that affect any Parent Real Property, subject, in each of clauses (a) through (d) above, to adverse proceedings in the Ordinary Course. Parent has not granted any third party any license, possessory or occupancy right or other similar right in any Parent Real Property other than Permitted Encumbrances, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Real Property constitutes all of the real estate, land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto used in and necessary for the operation in all material respects of the respective businesses of Parent and its Subsidiaries as currently conducted.

5.16 Mining; Financial Assurances.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Affiliates have, in the amounts and forms required, obtained or provided or posted all Financial Assurances as are (A) required under any applicable Permit of Parent and its Subsidiaries, Mining and Mining Safety Laws or Environmental Laws in connection with Parent and its Subsidiaries’ business for Reclamation and Mine Closure, including for land, water or other natural resources at any Parent Real Property, or otherwise or (B) otherwise required or maintained in connection with Parent or its Subsidiaries business (collectively, the “Parent Financial Assurances”); (ii) the consummation by Parent of the Transactions will not (with or without notice or lapse of time, or both) violate, conflict with or result in the breach or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that would constitute a default or event of default under the terms of, any Parent Financial Assurance; and (iii) each of Parent and its Subsidiaries is in compliance with all Financial Assurances posted by each of Parent and its Subsidiaries in connection with its respective obligations.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, the Liability for asset retirement obligations recorded on the balance sheet of Parent dated as of June 30, 2024 has been properly accrued in accordance with the requirements of FASB 410 and the projected cash flows used to calculate such Liability are equal to or in excess of the amounts Parent expects to expend to satisfy such obligations, determined on the basis of Parent and its Affiliates’ actual historic Reclamation and Mine Closure costs and currently planned mine life and escalated for inflation, in accordance with FASB 410 and applicable Law.

5.17 Environmental Matters. Except as disclosed on Schedule 5.17 of the Parent Disclosure Letter and for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries and their respective operations and assets are and during the relevant statute of limitations period have been in compliance with Environmental Laws;

(b) Parent and its Subsidiaries have obtained and are and for the three years prior to the entry into this Agreement have been in compliance with all Environmental Permits, and all Environmental Permits are valid and in good standing;

(c) Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, Threatened Proceedings under Environmental Laws;

(d) there is no pending modification, renewal or application for any Environmental Permit relating to the business or activities of Parent as currently conducted with respect to which Parent or any of its Affiliates has received a written communication or otherwise has knowledge that it will not be granted on a timely basis;

(e) to Parent’s knowledge, (i) there have been no Releases or Threatened Releases of Hazardous Materials at any property currently or formerly owned, operated, leased or otherwise used by Parent or any of its Subsidiaries, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, and (ii) neither Parent nor any of its Subsidiaries have generated, used, treated, stored, disposed of (including by granting any license or abandonment) or arranged for the disposal of, transported, handled, manufactured, or exposed any Person to, any Hazardous Materials, which in the case of clause (i) or (ii), has resulted or would be reasonably likely to result in Liability to Parent or any of its Subsidiaries (or any predecessor thereof) under Environmental Law;

(f) Parent and its Subsidiaries are not subject to any outstanding Encumbrances or Proceedings by any Governmental Entity or any Person respecting (i) Environmental Laws, (ii) Remedial Actions or (iii) any Environmental Claims and, to the knowledge of Parent, no such Environmental Claims are Threatened. As of the entry into this Agreement, neither Parent nor any of its Subsidiaries has received any written notice or communication from any Person asserting a Liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, leased or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling;

(g) none of Parent or any of its Subsidiaries is involved in any remediation, reclamation or other environmental operations outside the Ordinary Course;

(h) Parent and its Subsidiaries have completed all mine reclamation, decommissioning and rehabilitation required by any Governmental Entity and applicable Law;

(i) no Encumbrance pursuant to any Environmental Law has been imposed on any of the Parent Real Property, and no Financial Assurance obligation for mine reclamation or otherwise required by Environmental Law is unsatisfied;

(j) as of the entry into this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the entry into this Agreement; and

(k) Parent and its Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any Liability of any other Person relating to any Environmental Law or Hazardous Materials.

5.18 Material Contracts.

(a) Schedule 5.18(a) of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list (but excluding any Parent Plan), as of the entry into this Agreement, of the following contracts to which Parent or any of its Subsidiaries is a party:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each agreement or Organizational Document of Parent or any of its Subsidiaries that would, on or after the Closing Date, prohibit or restrict the ability of Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or Liabilities from time to time owed to Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), make loans or advances to Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries);

(iii) each contract that contains covenants that limit the ability of Parent or any of its Affiliates to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of Parent and its Subsidiaries, taken as a whole;

(iv) each contract that (A) provides for material exclusive rights for the benefit of any third party, (B) grants “most favored nation” status to any third party or (C) requires Parent or any of its Affiliates to provide any minimum level of service, in each case which (1) are, or in a manner which is, material to Parent and its Subsidiaries taken as a whole and (2) may not be terminated (including such restrictive provisions) by Parent or its Subsidiaries on less than 90 days’ notice without payment by Parent or any of its Subsidiaries of any material penalty;

(v) each contract with a remaining term of more than one year from the date hereof that could require Parent or any of its Affiliates to purchase all (or a specified portion of) its total requirements of any product or service from a third party or that contains “take or pay” provisions and which (A) is expected to involve the payment of an amount in excess of $25 million in the aggregate during the fiscal year ending December 31, 2024 or any future fiscal year and (B) may not be terminated (including such restrictive provisions) by Parent or its Subsidiaries on less than 90 days’ notice without payment by Parent or any of its Subsidiaries of any material penalty;

(vi) each agreement evidencing any Indebtedness for borrowed money having an outstanding principal amount or outstanding commitments in excess of $25 million;

(vii) any coal supply agreement or purchase order or commitment to sell or offer to sell coal, (A) with a remaining term of more than three years from the later of the commencement of the term of the agreement and the date hereof (or, if the contract is entered into after the date of this Agreement, three years from the later of the commencement of the term of the agreement and the date the contract is entered into), (B) under which the aggregate amounts to be paid by Parent and its Subsidiaries over the remaining term of such agreement, order or commitment would reasonably be expected to exceed $100 million or (C) under which the aggregate amounts to be received by Parent and its Subsidiaries over the remaining term of such agreement, order or commitment would reasonably be expected to exceed $100 million;

(viii) that is a contractual royalty, production payment, net profits, earn-out or similar contract on a material property of such Party that has a value or expected value in excess of $5 million from the date hereof, excluding, however, any of the foregoing payable pursuant to any instrument with respect to Parent Real Property;

(ix) each contract relating to the disposition or acquisition by Parent or any of its Subsidiaries of any material business or any material amount of assets (other than in the Ordinary Course) with obligations remaining to be performed or Liabilities continuing after the entry into this Agreement;

(x) each contract involving any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract including commodities, in each case, with a notional amount exceeding $100 million and a term of at least three years from the entry into the instrument or contract, in each case, other than contracts for the purchase and sale of coal, diesel fuel and ANFO (ammonium nitrate and fuel oil) and contracts entered into as a hedging activity in the Ordinary Course consistent with Parent’s past practice and internal policy guidelines;

(xi) any joint venture, partnership or similar organizational contract involving a sharing of profits or losses by Parent or any of its Subsidiaries (or any contract, agreement or understanding involving any joint venture partner or any of its affiliates that relates to the applicable joint venture or the assets thereof) other than any contract entered into in the Ordinary Course which would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole; and

(xii) any contract to which Parent or any of its Subsidiaries is party granting to any Person an option, right of first offer or right of first refusal to purchase or acquire any assets of Parent or any of its Subsidiaries (other than any purchase option for additional coal volumes or any contract entered into in the Ordinary Course which would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole).

(b) Collectively, the contracts set forth in Section 5.18(a), whether or not set forth in the Parent Disclosure Letter, are referred to in this Agreement as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company (provided that order forms, purchase orders and statements of work, in each case, that do not contain any restrictive covenants or other material terms, need not be made available pursuant to this sentence, but shall nonetheless constitute Parent Contracts). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. As of the entry into this Agreement, there are no disputes pending or, to the knowledge of Parent, Threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the material insurance policies held by Parent or any of its Subsidiaries as of the entry into this Agreement (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement. The Material Parent Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Parent and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the entry into this Agreement have been duly paid to date, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the entry into this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy. As of the entry into this Agreement, Parent does not have any claims that are pending with insurers and (A) are reasonably expected to result in an insurance recovery of more than $5 million in the aggregate, or (B) have been denied or disputed by the underwriters or issuers of such insurance policy.

5.20 Opinion of Financial Advisor. The Parent Board has received the opinion of Moelis & Company LLC, dated as of the date of this Agreement, to the effect that, based upon and subject to the limitations, qualifications and assumptions and other matters set forth in such opinion, as of the date of the opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. A copy of such opinion will be provided (on a confidential basis and solely for informational purposes) by Parent to the Company promptly following the execution of this Agreement (it being agreed that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other Person).

5.21 Brokers. Except for the fees and expenses payable to Moelis & Company LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent has furnished to the Company true, complete and correct copies of all agreements between Parent and Moelis & Company LLC pursuant to which Moelis & Company LLC is entitled to a fee as a result of the Transactions.

5.22 Related Party Transactions. Except as disclosed in the Parent SEC Documents or as set forth in Schedule 5.22 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Parent or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

5.23 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock), or any rights to acquire, directly or indirectly, any shares of Company Common Stock, except pursuant to this Agreement.

5.24 Merger Sub Business Conduct. Merger Sub was incorporated on August 16, 2024. Since its inception, Merger Sub has not, and prior to the Effective Time will not have, engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or Liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.25 No Additional Representations.

(a) Parent acknowledges that it is relying on its own investigation, examination and valuation of the Transactions. Parent has made all inspections and investigations of the Company deemed necessary or desirable by Parent. Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, Liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.25 shall limit the Company’s remedies with respect to actual fraud (as defined under Delaware law) to the extent arising from the express representations and warranties made by Parent in this Article V.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that Parent and Merger Sub have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of the Company Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) for any commercially reasonable actions in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided that the Company shall, to the extent reasonably practicable under the circumstances, consult with Parent and take into account its views prior to taking any such actions pursuant to this clause (iv), and in any event, as promptly as reasonably practicable, inform Parent in writing of such condition and any such actions taken pursuant to this clause (iv), or (v) otherwise consented to by Parent in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its businesses in the Ordinary Course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with Governmental Entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors, joint venture partners and others having significant business dealings with it.

(b) Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement or the Company’s capital budget (the “Company Budget”), a correct and complete copy of which has been made available to Parent and is set forth on Schedule 6.1(b) of the Company Disclosure Letter, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company, or dividends on the Company Common Stock in an amount not to exceed the amount set forth on Schedule 6.1(b) of the Company Disclosure Letter; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any Company Equity Awards outstanding as of the entry into this Agreement or granted after execution of this Agreement without violation of this Agreement, in accordance with the terms of the Company Equity Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or joint ventures or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Company Common Stock upon the vesting, settlement or exercise of or lapse of any restrictions on any Company Equity Awards outstanding as of the entry into this Agreement or granted after the entry into this Agreement without violation of this Agreement, in each case in accordance with the terms of such Company Equity Awards; (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company; and (C) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii) amend or propose to amend the Company’s or any of its Subsidiaries’ Organizational Documents (other than immaterial amendments to the Organizational Documents of the Company’s Subsidiaries);

(iv) other than any Company Permitted Acquisitions that do not involve consideration valued in excess of $25 million individually or $50 million in the aggregate (in each case, subject to Section 6.4), acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or any assets of, exchanging, licensing, or by any other manner), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;

(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of (including through a joint venture) (x) any portion of its assets, rights or properties; other than (A) sales, leases or dispositions in an arm’s length transaction of non-operating assets for which the value of the applicable assets, rights or properties is less than $50 million in the aggregate; (B) dispositions of personal property, inventory or Company Real Property in the Ordinary Course; (C) sales of obsolete, uneconomic or worthless equipment in the Ordinary Course; (D) among the Company and its wholly owned Subsidiaries; or (E) asset swaps in an arm’s length transaction involving exclusively non-operating assets the fair market value of which are less than $50 million in the aggregate; or (y) any interest in any existing joint venture;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;

(vii) change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP;

(viii) except in the Ordinary Course, (A) change or revoke any material election relating to Taxes; (B) enter into any closing agreement with respect to any material amount of Taxes; or (C) settle or compromise any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved therefor in the Company SEC Documents (it being agreed and understood that none of clauses (i) through (vii) nor clauses (ix) through (xx) shall apply to Tax compliance matters, except for clause (xx) insofar as it relates to this clause (viii));

(ix) except as required by the terms of any Company Plan or in the Ordinary Course, (A) increase the compensation or benefits payable or to become payable to any of its current or former directors, officers, or employees, (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement; (D) solely with respect to arrangements not covered in the preceding clause (C), enter into, establish or adopt any Company Plan (or arrangement that would be a Company Plan if in effect as of the entry into this Agreement), or amend or terminate any Company Plan in existence as of the entry into this Agreement, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in materially increased costs to the Company; (E) hire or promote any employee who is (or would be) an executive officer; (F) terminate the employment of any executive officer, other than for cause; or (G) enter into, amend or terminate any collective bargaining agreement or other labor agreement;

(x) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of the Company’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than by mutual agreement of the Company and Parent in accordance with Section 6.17 and Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries), other than any such amounts under the Company’s existing credit facilities; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (i) under the Company’s existing credit facilities in the Ordinary Course, and in no event exceeding $25,000,000 of borrowings in the aggregate, (ii) by the Company that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly owned Subsidiary of the Company, (iii) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), (iv) following consultation with Parent, refinancings or amendments of existing Indebtedness that will mature or be subject to mandatory tender or redemption within six months of the date of such refinancing or amendment, provided that such refinanced Indebtedness does not exceed the aggregate principal amount of the Indebtedness (including any unutilized commitments) being refinanced (plus accrued but unpaid interest, premiums and any associated reasonable costs and fees), (v) additional Indebtedness in an amount not to exceed $25,000,000, (vi) other Indebtedness incurred by mutual agreement of the Company and Parent in accordance with Section 6.17, (vii) in the form of Financial Assurances to the extent required pursuant to any Permit, as the case may be, or Mining and Mining Safety Law, (viii) in the form of capital leases, (ix) insurance premium financings in the Ordinary Course or (x) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) or (ix);

(xi) (A) enter into any contract that would be a Company Contract if it were in effect as of the entry into this Agreement (other than in the Ordinary Course); (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (other than in the Ordinary Course); or (C) enter into any contract, transaction, understanding or arrangement of the type set forth in Schedule 1.1(b) of the Company Disclosure Letter;

(xii) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5 million in the aggregate;

(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (vii) above) other than (A) the settlement of such proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount not exceeding $10 million in the aggregate (in excess of insurance coverage) and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xiv) except as permitted by clause (iv) above, make or commit to make any capital expenditures not included in the Company Budget, except for capital expenditures (A) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the Ordinary Course, (B) to repair damage resulting from insured casualty events, or (C) required on an emergency basis or for the safety of individuals, assets or the environment;

(xv) abandon, permit to lapse, modify in any material respect or fail to renew any material Company Permit or any material Mining Rights outside the Ordinary Course;

(xvi) close any facilities which are material to the operations of the Company outside the Ordinary Course;

(xvii) enter into material interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than in the Ordinary Course for purposes of offsetting a bona fide exposure (including counterparty risk);

(xviii) enter into any transaction or contract with any Affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K promulgated under the Exchange Act;

(xix) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xx) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) for any commercially reasonable actions in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided that Parent shall, to the extent reasonably practicable under the circumstances, consult with the Company and take into account its views prior to taking any such actions pursuant to this clause (iv), and in any event, as promptly as reasonably practicable, inform the Company in writing of such condition and any such actions taken pursuant to this clause (iv), or (v) otherwise consented to by the Company in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its businesses in the Ordinary Course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with Governmental Entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors, joint venture partners and others having significant business dealings with it.

(b) Except (i) as set forth on Schedule 6.2(b)(i) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement or Parent’s capital budget (the “Parent Budget”), a correct and complete copy of which has been made available to the Company and is set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (iii) as may be required by applicable Law, or (iv) otherwise consented to by the Company in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly owned Subsidiary of Parent or dividends on the Parent Common Stock in an amount not to exceed the amount set forth on Schedule 6.2(b) of the Parent Disclosure Letter; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as required to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any equity awards of Parent outstanding as of the entry into this Agreement or granted after execution of this Agreement without violation of this Agreement, in accordance with the terms of the Parent Equity Plans and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or joint ventures or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Parent Common Stock upon the vesting, settlement or exercise of or lapse of any restrictions on any equity awards of Parent outstanding as of the entry into this Agreement or granted after the entry into this Agreement without violation of this Agreement, in each case, in accordance with the terms of such awards; (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; and (C) shares of capital stock issued as a dividend made in accordance with Section 6.2(b)(i);

(iii) amend or propose to amend Parent’s or any of its Subsidiaries’ Organizational Documents (other than immaterial amendments to the Organizational Documents of Parent’s Subsidiaries);

(iv) other than any Parent Permitted Acquisitions that do not involve consideration valued in excess of $25 million individually or $50 million in the aggregate (in each case, subject to Section 6.4), acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or any assets of, exchanging, licensing, or by any other manner), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;

(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of (including through a joint venture) any portion of its assets, rights or properties; other than (A) sales, leases or dispositions in an arm’s length transaction of non-operating assets for which the value of the applicable assets, rights or properties is less than $50 million in the aggregate; (B) dispositions of personal property, inventory or Parent Real Property in the Ordinary Course; (C) sales of obsolete, uneconomic or worthless equipment in the Ordinary Course; (D) among Parent and its wholly owned Subsidiaries; or (E) asset swaps in an arm’s length transaction involving exclusively non-operating assets the fair market value of which are less than $50 million in the aggregate;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of Parent’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;

(vii) change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP;

(viii) except in the Ordinary Course, (A) change or revoke any material election relating to Taxes; (B) enter into any closing agreement with respect to any material amount of Taxes; or (C) settle or compromise any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved therefor in the Parent SEC Documents (it being agreed and understood that none of clauses (i) through (vii) nor clauses (ix) through (xx) shall apply to Tax compliance matters, except for clause (xx) insofar as it relates to this clause (viii));

(ix) except as required by the terms of any Parent Plan or in the Ordinary Course, (A) increase the compensation or benefits payable or to become payable to any of its current or former directors, officers, or employees, (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement; (D) solely with respect to arrangements not covered in the preceding clause (C), enter into, establish or adopt any Parent Plan (or arrangement that would be a Parent Plan if in effect as of the entry into this Agreement), or amend or terminate any Parent Plan in existence as of the entry into this Agreement, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in materially increased costs to the Parent; (E) hire or promote any employee who is (or would be) an executive officer; (F) terminate the employment of any executive officer, other than for cause; or (G) enter into, amend or terminate any collective bargaining agreement or other labor agreement;

(x) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Parent’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than by mutual agreement of the Company and Parent in accordance with Section 6.17 and Indebtedness incurred by Parent or its direct or indirect wholly owned Subsidiaries and owed to Parent or its direct or indirect wholly owned Subsidiaries), other than any such amounts under Parent’s existing credit facilities; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (i) under Parent’s existing credit facilities in the Ordinary Course, and in no event exceeding $25,000,000 of borrowings in the aggregate, (ii) by Parent that is owed to any wholly owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or a wholly owned Subsidiary of Parent, (iii) incurred or assumed in connection with any acquisition permitted by Section 6.2(b)(iv), (iv) following consultation with the Company, refinancings or amendments of existing Indebtedness that will mature or be subject to mandatory tender or redemption within six months of the date of such refinancing or amendment, provided that such refinanced Indebtedness does not exceed the aggregate principal amount of the Indebtedness (including any unutilized commitments) being refinanced (plus accrued but unpaid interest, premiums and any associated reasonable costs and fees), (v) additional Indebtedness in an amount not to exceed $25,000,000, (vi) other Indebtedness incurred by mutual agreement of the Company and Parent in accordance with Section 6.17, (vii) in the form of Financial Assurances to the extent required pursuant to any Permit, as the case may be, or Mining and Mining Safety Law, (viii) in the form of capital leases, (ix) insurance premium financings in the Ordinary Course or (x) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) or (ix);

(xi) (A) enter into any contract that would be a Parent Contract if it were in effect as of the entry into this Agreement (other than in the Ordinary Course); or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (other than in the Ordinary Course);

(xii) cancel, modify or waive any debts or claims held by Parent or any of its Subsidiaries or waive any rights held by Parent or any of its Subsidiaries having in each case a value in excess of $5 million in the aggregate;

(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (vii) above) other than (A) the settlement of such proceedings involving only the payment of monetary damages by Parent or any of its Subsidiaries of any amount not exceeding $10 million in the aggregate (in excess of insurance coverage) and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided that Parent shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xiv) except as permitted by clause (iv) above, make or commit to make any capital expenditures not included in the Parent Budget, except for capital expenditures (A) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the Ordinary Course, (B) to repair damage resulting from insured casualty events or (C) required on an emergency basis or for the safety of individuals, assets or the environment;

(xv) abandon, permit to lapse, modify in any material respect or fail to renew any material Parent Permit or any material Mining Rights outside the Ordinary Course;

(xvi) close any facilities which are material to the operations of Parent outside the Ordinary Course;

(xvii) enter into material interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than in the Ordinary Course for purposes of offsetting a bona fide exposure (including counterparty risk);

(xviii) enter into any transaction or contract with any Affiliate or other Person that would be required to be disclosed by Parent under Item 404 of Regulation S-K promulgated under the Exchange Act;

(xix) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xx) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation by the Company.

(a) Except as permitted by this Section 6.3, from and after the entry into this Agreement, the Company and its officers and directors shall, and shall cause the Company’s Subsidiaries and their respective officers and directors to, and shall use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Within one Business Day of the date of this Agreement, the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the 12 months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the entry into this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person and all documents or material incorporating any such confidential information in the possession of such Person or its Representatives. Within one Business Day of the date of this Agreement, terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b) From and after the entry into this Agreement and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as otherwise permitted by this Section 6.3, the Company and its officers and directors shall not, shall cause the Company’s Subsidiaries and their respective officers and directors not to, and shall use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v) submit any Company Competing Proposal to the vote of the stockholders of the Company;

provided that, notwithstanding anything to the contrary in this Section 6.3, the Company or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted under this Section 6.3).

(c) From and after the entry into this Agreement, the Company shall promptly (and in any event within the shorter of one Business Day and 48 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any bona fide expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the entry into this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within the shorter of one Business Day and 48 hours) (i) a copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (i) keep Parent reasonably informed (including upon request of Parent), on a prompt basis (and in any event within the shorter of one Business Day and 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one Business Day and 48 hours) apprise Parent of the status of any such discussions or negotiations and (ii) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one Business Day and 48 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.3(e), the Company Board, including any committee thereof, shall not:

(i) change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date the Company Stockholders Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date the Company Stockholders Meeting is held, including adjournments) and (B) ten business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation (or refer to the prior Company Board Recommendation) on or prior to the earlier of (A) five Business Days after Parent so requests in writing and (B) three Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), (vi) and (vii), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may, after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or make any “stop, look and listen” communication or any other disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or make a disclosure that is required by applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Sections 6.3(b)(ii) or 6.3(b)(iii) (and, only with respect to a Company Competing Proposal that satisfies the requirements in this Section 6.3(e)(ii), may knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Company Competing Proposal or any modification thereto) with any Person if the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement (including standstill restrictions); (provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one Business Day and 48 hours) after) the time such information is made available to such Person, and (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal;

(iii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company Board shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any Person that has made a Company Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination under Section 6.3(e)(ii);

(iv) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from (x) a breach of the obligations set forth in Section 6.3(b)(i) through Section 6.3(b)(iii) or (y) a material breach of any of the other obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation (other than a Company Change of Recommendation contemplated by clause (vii) of the definition thereof); provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof at least four Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company shall make itself available to negotiate (and cause its applicable Representatives to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the four-Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four-Business Day notice period; and

(v) prior to, but not after, receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the entry into this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation (other than a Company Change of Recommendation contemplated by clause (vii) of the definition thereof); provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D) after giving such notice and prior to effecting such Company Change of Recommendation and if requested by Parent, the Company negotiates (and causes its applicable Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the four-Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(v) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(v) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four-Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and the Company shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least one Business Day prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by any Subsidiary of the Company, any director or officer of the Company or any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries acting at the Company’s direction or on its behalf, in each case, in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

6.4 No Solicitation by Parent.

(a) Except as permitted by this Section 6.4, from and after the entry into this Agreement, Parent and its officers and directors shall, and shall cause Parent’s Subsidiaries and their respective officers and directors to, and shall use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Within one Business Day of the date of this Agreement, Parent shall deliver a written notice to each Person that has received non-public information regarding Parent within the 12 months prior to the date of this Agreement pursuant to a confidentiality agreement with Parent for purposes of evaluating any transaction that could be a Parent Competing Proposal and for whom no similar notice has been delivered prior to the entry into this Agreement requesting the prompt return or destruction of all confidential information concerning Parent and any of its Subsidiaries heretofore furnished to such Person and all documents or material incorporating any such confidential information in the possession of such Person or its Representatives. Parent shall, within one Business Day of the date of this Agreement, terminate any physical and electronic data access related to any such potential Parent Competing Proposal previously granted to such Persons.

(b) From and after the entry into this Agreement and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as otherwise permitted by this Section 6.4, Parent and its officers and directors shall not, shall cause Parent’s Subsidiaries and their respective officers and directors not to, and shall use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v) submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided that, notwithstanding anything to the contrary in this Section 6.4, Parent or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted under this Section 6.4).

(c) From and after the entry into this Agreement, Parent shall promptly (and in any event within the shorter of one Business Day and 48 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any bona fide expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the entry into this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within the shorter of one Business Day and 48 hours) (i) a copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (i) keep the Company reasonably informed (including upon request of the Company), on a prompt basis (and in any event within the shorter of one Business Day and 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one Business Day or 48 hours) apprise the Company of the status of any such discussions or negotiations and (ii) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one Business Day and 48 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.4(e), the Parent Board, including any committee thereof, shall not:

(i) change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii) fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(v) in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date the Parent Stockholders Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date the Parent Stockholders Meeting is held, including adjournments) and (B) ten business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation (or refer to the prior Parent Board Recommendation) on or prior to the earlier of (A) five Business Days after the Company so requests in writing and (B) three Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vii) cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), (vi) and (vii), a “Parent Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Parent Board may, after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or make any “stop, look and listen” communication or any other disclosure to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act or make a disclosure that is required by applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii) prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) (and, only with respect to a Parent Competing Proposal that satisfies the requirements in this Section 6.4(e)(ii), may knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Parent Competing Proposal or any modification thereto) with any Person if Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement (including standstill restrictions); (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or that otherwise prohibits Parent from complying with the provisions of this Section 6.4), (B) any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one Business Day and 48 hours) after) the time such information is made available to such Person, and (C) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal;

(iii) prior to, but not after, the receipt of the Parent Stockholder Approval, the Parent Board shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any Person that has made a Parent Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Parent Board to make an informed determination under Section 6.4(e)(ii);

(iv) prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from (x) a breach of the obligations set forth in Section 6.4(b)(i) through Section 6.4(b)(iii) or (y) a material breach of any of the other obligations set forth in this Section 6.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation (other than a Parent Change of Recommendation contemplated by clause (vii) of the definition thereof); provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A) the Parent Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C) Parent provides the Company written notice of such proposed action and the basis thereof at least four Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent shall make itself available to negotiate (and cause its applicable Representatives to be available to negotiate) with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E) at the end of the four-Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four-Business Day notice period; and

(v) prior to, but not after, receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the entry into this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation (other than a Parent Change of Recommendation contemplated by clause (vii) of the definition thereof); provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A) the Parent Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C) Parent provides the Company written notice of such proposed action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D) after giving such notice and prior to effecting such Parent Change of Recommendation and if requested by the Company, Parent negotiates (and causes its applicable Representatives to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E) at the end of the four-Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(v) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(v) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four-Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Parent shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law, Parent may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least one Business Day prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by any Subsidiary of Parent, any director or officer of Parent or any of its Subsidiaries or any Representative of Parent or any of its Subsidiaries acting at Parent’s direction or on its behalf, in each case, in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

6.5 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent shall promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto. The Company shall promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b) Promptly following the entry into this Agreement, the Company and Parent shall cooperate in preparing and shall use their respective commercially reasonable efforts to cause to be filed with the SEC reasonably promptly following the date of this Agreement, (i) a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting and (ii) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) shall include in such document or response all comments reasonably and promptly proposed by the other. The Company and Parent shall cause the Joint Proxy Statement to be disseminated to the Company stockholders and the Parent stockholders as promptly as reasonably practicable after the resolution of any comments of the SEC or its staff with respect to the Joint Proxy Statement.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and Parent.

6.6 Stockholders Meetings.

(a) The Company shall use commercially reasonable efforts to take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of the holders of Company Common Stock for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.3, the Company Board shall recommend that the holders of Company Common Stock vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company may, without Parent’s prior written consent, adjourn, postpone or otherwise delay the Company Stockholders Meeting (i) if the Company believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Company Stockholder Approval or (B) ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the holders of Company Common Stock, (ii) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting, (iii) if and to the extent such postponement or adjournment of the Company Stockholders Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement or (iv) if the Parent Stockholders Meeting has been adjourned or postponed by Parent in accordance with Section 6.6(b), to the extent necessary to enable the Company Stockholders Meeting and the Parent Stockholders Meeting to be held within a single period of 24 consecutive hours as contemplated by Section 6.6(c); provided, however, that, unless otherwise agreed to by the Parties, in the case of any adjournment or postponement pursuant to clauses (i) or (ii) above, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled; and provided, further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after the date that is two Business Days prior to the End Date. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Company Common Stock or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted under this Agreement. Without the prior written consent of Parent or as required by applicable Law, (i) unless part of an annual meeting, the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the holders of Company Common Stock at the Company Stockholders Meeting and, other than customary annual meeting proposals at an annual meeting, the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) other than customary annual meeting proposals at an annual meeting, the Company shall not call any meeting of the holders of Company Common Stock other than the Company Stockholders Meeting.

(b) Parent shall use commercially reasonable efforts to take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of the holders of Parent Common Stock for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.4, the Parent Board shall recommend that the holders of Parent Common Stock vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Charter Amendment and the Parent Board shall solicit from holders of Parent Common Stock proxies in favor of the Parent Stock Issuance and the Parent Charter Amendment, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent may, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Stockholders Meeting (i) if Parent believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Parent Stockholder Approval or (B) ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the holders of Parent Common Stock, (ii) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting, (iii) if and to the extent such postponement or adjournment of the Parent Stockholders Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement or (iv) if the Company Stockholders Meeting has been adjourned or postponed by the Company in accordance with Section 6.6(a), to the extent necessary to enable the Parent Stockholders Meeting and the Company Stockholders Meeting to be held within a single period of 24 consecutive hours as contemplated by Section 6.6(c); provided, however, that, unless otherwise agreed to by the Parties, in the case of any adjournment or postponement pursuant to clauses (i) or (ii) above, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled; and provided, further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after the date that is two Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Parent Common Stock or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted under this Agreement. Without the prior written consent of the Company or as required by applicable Law, (i) unless part of an annual meeting, the adoption of the Parent Charter Amendment and the Parent Stock Issuance shall be the only matters that Parent shall propose to be acted on by the holders of Parent Common Stock at the Parent Stockholders Meeting and, other than customary annual meeting proposals at an annual meeting, Parent shall not submit any other proposal to such stockholders in connection with the Parent Stockholders Meeting or otherwise (including any proposal inconsistent with the Parent Charter Amendment, Parent Stock Issuance or the consummation of the Transactions) and (ii) other than customary annual meeting proposals at an annual meeting, Parent shall not call any meeting of the holders of Parent Common Stock other than the Parent Stockholders Meeting.

(c) The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day.

(d) Without limiting the generality of the foregoing, each of the Company and Parent agrees that its obligations to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, as applicable, a Company Superior Proposal or Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e) Prior to the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall have duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement, pursuant to Sections 228 and 251(c) of the DGCL.

6.7 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.7, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company and Parent each shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the

Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at normal business hours upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company or Parent, as applicable, and each of their Subsidiaries, as applicable, and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the Company or Parent, as applicable, and each of their Representatives, as applicable, such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the Company or Parent, as applicable. The Company or Parent, as applicable, and each of its Representatives, as applicable, shall conduct any such activities referred to in this Section 6.7(a) in such a manner as not to interfere unreasonably with the business or operations of the Company or Parent, as applicable, or each of its Subsidiaries, as applicable, or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company or Parent, as applicable, and each of its Subsidiaries, as applicable, of their normal duties. Any such activities shall be coordinated through the General Counsels of Parent and the Company or their designees. Notwithstanding the foregoing:

(i) no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of the information that is being withheld and the Company and Parent, as applicable, shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege); and

(ii) no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub in this Agreement.

(b) The Confidentiality Agreement, dated as of September 14, 2023, between Parent and the Company (as supplemented by that certain Clean Team Addendum to Confidentiality Agreement, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement in accordance with the terms thereof and shall apply to all confidential information furnished under this Agreement.

6.8 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Regulatory Laws to which the other subsections of this Section 6.8, and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, Consents, notifications, certifications, registrations, declarations and filings that are necessary, proper or advisable in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to the other subsections of this Section 6.8), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Subject to Section 6.5, Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. Subject to Section 6.8(c), neither Party nor its Subsidiaries shall agree to any actions, restrictions or conditions with respect to obtaining any Consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the other Party (which consent may be withheld in such other Party’s sole discretion).

(b) Parent and the Company shall cooperate and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with one another in doing, all things necessary, proper or advisable to obtain any and all necessary actions or nonactions, Consents, clearances, approvals and expirations or termination of any waiting periods pursuant to any applicable Regulatory Law so as to consummate and make effective the Merger and the other Transactions prior to the End Date, including (i) preparing and filing any notification and report forms required under the HSR Act no later than 15 Business Days following the date of this Agreement; (ii) preparing and filing any other filings or notifications (or drafts thereof) under any other applicable Regulatory Law as promptly as reasonably practicable following the date of this Agreement; and (iii) responding to and complying with, as promptly as reasonably practicable, any request for additional information, documentary material or data by any Governmental Entity pursuant to the HSR Act or any other applicable Regulatory Law. In furtherance of the foregoing, Parent and the Company shall not (A) commit to or agree, or allow any of their respective Affiliates to commit to or agree, with any Governmental Entity to (1) stay, toll or extend any applicable waiting period under the HSR Act, (2) pull and refile or resubmit the notification and report forms pursuant to the HSR Act as applicable to the Merger or the other Transactions, (3) not consummate the Merger or any other Transactions before an agreed to date, or (4) any timing agreement, without the prior written consent of the other party; or (B) take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or Consent, clearance, approval or the expiration or termination of any waiting period under any other applicable Regulatory Law.

(c) Subject to the following proviso, nothing in this Section 6.8 or otherwise in this Agreement will require Parent, Merger Sub or the Company to take any action, including entering into any consent decree, hold separate or other arrangements, that requires (i) selling, divesting or disposing of any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, contracts, divisions, operations or properties of Parent, the Company, or any of their respective Subsidiaries, (ii) terminating, transferring or creating relationships, contractual rights or other obligations of Parent, the Company, or any of their respective Subsidiaries, or (iii) otherwise taking or committing to take actions that after Closing would limit Parent’s, the Company’s and any of their respective Affiliates’ freedom of action with respect to, or their ability to retain, any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations or properties of Parent or the Company or any of their respective Subsidiaries, provided, however, that Parent, Merger Sub and the Company shall be required to take, or cause to be taken, such actions set forth in clauses (i)-(iii) of this Section 6.8(c) as may be necessary to avoid or eliminate any impediment under any Regulatory Law so as to enable the Closing to occur no later than the End Date if such actions are (x) conditioned on the Closing and (y) not reasonably expected to materially impair the benefits or advantages the Parties expect to receive from the Merger. Notwithstanding the foregoing, neither the Company or Parent shall take, or agree with any Governmental Entity to take (or permit any of its Subsidiaries to take or agree to take), any such action or actions pursuant to this Section 6.8(c) without the prior written consent of the Company (in the case of Parent) or Parent (in the case of the Company).

(d) If any administrative or judicial action, including any action by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated in this Agreement as violative of any Regulatory Law, each of Parent and the Company shall use its respective best efforts to contest and resist any such action and to have vacated, lifted, reversed or overturned any order on or before the End Date, whether temporary, preliminary or permanent, that results from such action and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated by this Agreement.

(e) Parent and the Company shall (i) consult and cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity and with any investigation or other inquiry by or before a Governmental Entity or any other Person, (ii) keep the other party informed of any communication received by such party from any Governmental Entity or other Person (and in the case of written communications, furnish the other parties with a copy of such communication), (iii) permit the other party to review and discuss in advance, and consider in good faith the views of the other parties in connection with any proposed filing, submission or other communication to any Governmental Entity or other Person, (iv) promptly provide a copy of any such filing, submission or communication made (or, in the case of an oral communication, a summary of such communication) by any party to a Governmental Entity or other Person, and (v) to the extent not prohibited by the applicable Governmental Entity, give the other party the opportunity to attend and participate in any phone, videoconference, in-person or other meeting or conference, in each case of clauses (i)-(v), solely as it relates to any review, investigation, inquiry or other action pursuant to any applicable Regulatory Law in connection with the Merger or the other Transactions.

(f) Each of Parent and the Company shall pay 50% of any filing fees payable to any Governmental Entity with respect to any filings made by the Parties pursuant to this Section 6.8 under any applicable Regulatory Law.

6.9 Employee Matters.

(a) The Parties agree that, prior to the Closing, the Parties shall cooperate in reviewing, evaluating and analyzing the Company Plans and Parent Plans with a view toward developing appropriate new Employee Benefit Plans (the “New Plans”) with respect to each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) (a “Company Employee”) and each individual who is employed as of the Closing Date by Parent or a Subsidiary thereof and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) (a “Parent Employee”), which New Plans will, to the extent permitted by applicable law, and among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by Company Plans, on the one hand, and those covered by Parent Plans, on the other hand, at the Effective Time. In addition, the Parties agree that, for the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, each Company Employee and each Parent Employee shall be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunity) that is no less favorable than that provided to such employee immediately prior to the Closing; provided that a Company Employee’s or a Parent Employee’s base compensation (salary or wages, as applicable) shall not be reduced below the level in effect for such employee as of immediately prior to the Closing Date; (ii) target long-term incentive compensation opportunity that is no less favorable than that provided to such employee immediately prior to the Closing Date, which opportunity shall be provided so that no Company Employee or Parent Employee will be deprived of annual long-term incentive compensation awards for any calendar year as a result of differences in grant timing of long-term incentive awards by the Company and Parent prior to the Closing Date; (iii) employee benefits (including retirement plan participation but excluding severance benefits) that are no less favorable in the aggregate than those in effect for such employee immediately prior to the Closing Date; and (iv) eligibility for severance benefits that are no less favorable than those in effect for such employee as of immediately prior to the Closing Date. For the avoidance of doubt, New Plans may include a Parent Plan or a Company Plan, as determined by the Parties in accordance with the spirit of this Section 6.9.

(b) From and after the Effective Time, as applicable, for all purposes under the New Plans, each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries prior to the Effective Time, and each Parent Employee shall be credited with his or her years of service with Parent and its Subsidiaries prior to the Effective Time, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any corresponding Company Plan or Parent Plan, as applicable, except for benefit accrual under any New Plan that is a “defined benefit plan” as defined in Section 3(35) of ERISA, for purposes of eligibility for any retiree medical, dental or life insurance benefits or disability benefits, or to the extent it would result in a duplication of benefits for the same period of service.

(c) From and after the Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation and its Subsidiaries to, (i) cause each Company Employee and Parent Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Plan or Parent Plan in which such employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee or Parent Employee, cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents; and (iii) use commercially reasonable efforts to give each Company Employee and Parent Employee credit under the applicable New Plans for the plan year in which the Closing Date occurs toward applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date under the corresponding Old Plans for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.

(d) Each Continuing Employee who, as of immediately prior to the Effective Time, is eligible for an annual cash bonus under a Parent Plan or Company Plan for calendar year 2024, shall receive an annual bonus for 2024 (to the extent such bonus is not otherwise paid prior to the Effective Time) in an amount not less than the amount payable based on the reasonable projection of Parent or the Company, as applicable, as of immediately prior to the Effective Time, of performance achievement for calendar year 2024 under the terms of the applicable Parent Plan or Company Plan, determined in a manner consistent with past practice and payable no later than 30 days following the Effective Time.

(e) From and after the Effective Time, the Company and Parent shall honor, and shall cause their Subsidiaries to honor, all Company Plans and Parent Plans in accordance with their terms. The Parties agree that the Merger shall constitute a “change in control,” “change of control,” or term of similar import under each applicable Company Plan, each applicable Parent Plan, any employment agreement with a Company Employee that is substantially similar to the employment agreement that is a Company SEC Document and any employment agreement with a Parent Employee that is substantially similar to the employment agreement that is a Parent SEC Document.

(f) The Company will provide to Parent current, updated calculations related to Section 280G of the Code that it obtains from the advisor that it retains to perform such calculations, promptly following receipt of such calculations and shall provide to Parent the most recent version of such calculations that exists ten Business Days prior to Closing (it being agreed, however, that Parent shall not be in breach of this obligation unless it has both (x) been notified by the Company of such breach and (y) failed to cure such breach by delivering the most recent version of such calculations within two Business Days of receipt of such notice).

(g) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties, and nothing in this Section 6.9, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee, any Parent Employee or any other service provider (who is a natural person) of the Company, Parent or any of their respective Subsidiaries), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended or shall be deemed to (i) establish, modify or amend any Company Plan or Parent Plan, (ii) prevent or limit the ability of Company, Parent, the Surviving Corporation or any of their respective Affiliates from amending or terminating any of their respective Employee Benefit Plans or, after the Effective Time, any New Plan, or (iii) prevent or limit the ability of the Company, Parent, the Surviving Corporation or any of their respective Affiliates to discharge or terminate the employment or service of any employee, officer, director or other service provider of the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect as if the entry into this Agreement or otherwise, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the entry into this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), Liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any Threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or the Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or the Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, the Surviving Corporation or the Indemnified Person within the last three years.

(b) From and after the Effective Time, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or any of its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would affect) adversely the rights thereunder of any Indemnified Person to indemnification, exculpation and advancement, except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, or officers existing and in effect prior to the entry into this Agreement.

(c) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract; provided, that, to the extent required by applicable Law, such Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification.

(d) Parent and the Company will cause to be put in place and maintain, and Parent shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that, if the cost of such insurance coverage exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) In the event that, prior to the sixth anniversary of the Effective Time, Parent or the Surviving Corporation or any of its successors or assignees after the Effective Time (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law.

6.11 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, Threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company or Parent, as applicable, shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consult regularly with the other Party in good faith and give reasonable consideration to the other Party’s advice with respect to such Transaction Litigation; provided that the Company or Parent, as applicable, shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each Party will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosure to the extent such announcement or other disclosure is (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final initial press release with respect to the execution of this Agreement and the investor presentation given to investors on the date of announcement of the execution and delivery of this Agreement; provided, in each case, such Party uses reasonable best efforts to afford the other Party a reasonable opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation, as applicable, other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions, to the extent permitted by applicable Law. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Regulatory Laws governed by Section 6.8), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b) Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or Consent of such Person is or may be required in connection with the Transactions).

6.15 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be reasonably necessary, proper or advisable to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.16 Stock Exchange Listing and Delistings. Parent shall take all action necessary, proper and advisable to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the 15 days following the Closing Date, then, upon Parent’s reasonable request, the Company shall make available to Parent, at least ten Business Days prior to the Closing Date (or, if such request occurs within ten Business Days of the Closing Date, promptly following such request), a substantially advanced draft of any such annual or quarterly report reasonably likely to be required to be filed during such period (it being agreed, however, that the Company shall not be in breach of this obligation unless it has both (x) been notified by Parent of such breach and (y) failed to cure such breach by delivering the most recent version of such annual or quarterly report within two Business Days of receipt of such notice).

6.17 Financing and Indebtedness. During the period from the entry into this Agreement to the Effective Time, the Parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements in anticipation of the consummation of the Transactions, regarding each Party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to Indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, offers to exchange, offers to purchase, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit agreements or senior notes.

6.18 Tax Matters. Each of Parent, Merger Sub and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take, cause to be taken, knowingly fail to take or knowingly cause to fail to be taken (and will cause its Subsidiaries not to take, cause to be taken, knowingly fail to take, or knowingly cause to fail to be taken) any actions that would, or would reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub and the Company will use its reasonable best efforts and will cooperate with one another to obtain (x) an opinion of Latham & Watkins LLP (or another nationally recognized tax counsel reasonably acceptable to the Company) (“Company Tax Counsel”), dated as of the Closing Date (the “Company Tax Opinion”) to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (y) in connection with the filing of the Registration Statement, an opinion of each of Wachtell, Lipton, Rosen & Katz (or another nationally recognized tax counsel reasonably acceptable to Parent) (“Parent Tax Counsel”) and Company Tax Counsel, each dated as of such date as may be required by the SEC in connection with the filing of the Registration Statement, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (z) any other opinion(s) of counsel to be issued in connection with the declaration of effectiveness of the Registration Statement by the SEC (or as of the Closing Date) regarding the U.S. federal income tax treatment of the Transactions. In connection with the foregoing, (i) Parent shall deliver to Company Tax Counsel and Parent Tax Counsel a duly executed officer’s certificate in substantially the form set forth in Schedule 6.18 of the Parent Disclosure Letter, with any modifications reasonably requested by such counsel, and (ii) the Company shall deliver to Company Tax Counsel and Parent Tax Counsel a duly executed officer’s certificate in substantially the form set forth in Schedule 6.18 of the Company Disclosure Letter, with any modifications reasonably requested by such counsel, in the case of each of clauses (i) and (ii) at such times as such counsel shall reasonably request (including in connection with the effectiveness of the Registration Statement and at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel or Parent Tax Counsel for purposes of rendering any opinion described in this Section 6.18.

6.19 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.20 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.21 Dividends. Prior to the Effective Time, each of Parent and the Company shall coordinate with each other regarding the declaration and payment of dividends in respect of shares of Company Common Stock and Parent Common Stock and the record and payment dates relating thereto, so that no holders of Company Common Stock shall receive two dividends, or (if dividends are declared in such quarter) fail to receive one dividend, for any single calendar quarter with respect to its applicable shares of Company Common Stock and Parent Common Stock received as Merger Consideration. For the avoidance of doubt, Parent and the Company shall be permitted to declare and pay dividends solely to the extent permitted under Section 6.1 and Section 6.2.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Regulatory Approval. (i) Any waiting period (and any extension thereof or timing agreements entered into with any Governmental Entity in accordance with Section 6.8) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, and (ii) all applicable filings, notifications, Consents, clearances, approvals and expirations or termination of any waiting periods (or extensions thereof) under each other applicable Regulatory Law relating to the Transactions as set forth on Section 7.1(b) of the Parent Disclosure Letter shall have been made, obtained, expired, or terminated, as the case may be.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been enacted after the entry into this Agreement that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) NYSE Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE, subject only to official notice of issuance.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) and the second and fourth sentences of Section 4.2(b) (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date, in all but any de minimis respects (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time); (ii) the representations and warranties of the Company set forth in Section 4.6(a) (Absence of Certain Changes or Events) and Section 4.21 (Brokers) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time); (iii) the representations and warranties of the Company set forth in Section 4.3(a) (Authority; No Violations; Consents and Approvals) and all other representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time); and (iv) all other representations and warranties of the Company set forth in Article IV (A) which are qualified by a “Company Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time) and (B) which are not qualified by a “Company Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iv)(B), where the failure of any such representation or warranty to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (Capital Structure) and the second sentence, fourth sentence, and sixth sentence of Section 5.2(b) (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date, in all but any de minimis respects (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time); (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.6(a) (Absence of Certain Changes or Events) and Section 5.21 (Brokers) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time); (iii) the representations and warranties of Parent and Merger Sub set forth in Section 5.3(a) (Authority; No Violations; Consents and Approvals) and all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time); and (iv) all other representations and warranties of Parent and Merger Sub set forth in Article V (A) which are qualified by a “Parent Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), and (B) which are not qualified by a “Parent Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iv)(B), where the failure of any such representation or warranty to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, on behalf of Parent and Merger Sub and dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(d) Company Tax Opinion. The Company shall have received the Company Tax Opinion.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to the Company, on the one hand, or Parent, on the other hand, if the failure of the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, to fulfill any material covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) subject to the last sentence of Section 9.9, if the Merger shall not have been consummated on or before 11:59 p.m. Eastern time on August 20, 2025 (such date and time, as it may be extended, or such date and time as may be otherwise agreed by the Company and Parent in writing, the “End Date”); provided that if on such date and time, one or more of the conditions to the Closing set forth in (A) Section 7.1(b) or (B) Section 7.1(c) (if, in the case of clause (B), the order, decree, ruling, injunction or other action or Law, as applicable, relates to a Regulatory Law) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived on such date) or waived, then the End Date shall be automatically extended until 11:59 p.m. Eastern time on November 20, 2025 (or such other date and time as may be otherwise agreed by the Company and Parent in writing); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to the Company, on the one hand, or Parent, on the other hand, if the failure of the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, to fulfill any material covenant or agreement under this Agreement, including Section 6.8, has been the cause of, materially contributed to or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) (with respect to Parent as the terminating Party) or Section 7.3(a) or Section 7.3(b) (with respect to the Company as the terminating Party), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching Party of such breach and (ii) five Business Days prior to the End Date) (a “Terminable Breach”); provided, however, that the terminating Party (or Merger Sub, with respect to Parent as the terminating Party) is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held and completed Company Stockholders Meeting after, if applicable, final adjournment and postponement, or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held and completed Parent Stockholders Meeting after, if applicable, final adjournment and postponement;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(d) by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any valid termination in accordance with the terms of this Agreement shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of any Party, except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and IX (and the provisions that substantively define any related defined terms not substantively defined in such Sections and Articles (including Annex A)); provided, however, that notwithstanding anything to the contrary in this Agreement, no such termination shall relieve any Party from Liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation under this Agreement or actual fraud (as defined under Delaware law) to the extent arising out of the express representations and warranties made by a Party under Article IV or Article V, as applicable (including the loss to the stockholders of Parent or the Company, as applicable, of the benefits of the transactions contemplated by this Agreement).

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated. For the avoidance of doubt, Parent shall bear and pay the expenses incurred in connection with the filing of the Registration Statement and the printing and mailing to the stockholders of Parent of the Joint Proxy Statement and the Company shall bear and pay the expenses incurred in connection with the filing, printing and mailing to the stockholders of the Company of the Joint Proxy Statement. Except as otherwise provided in Section 3.3(b)(v), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to, or as a result of, the Merger shall be borne by Parent or the Surviving Corporation, and expressly shall not be a Liability of holders of Company Common Stock.

(b) If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), (ii) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) and, in the case of clause (ii) only, both the Company Stockholder Approval shall not have been obtained and the Company Board or a committee thereof shall have effected a Company Change of Recommendation, or (iii) the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval) at a time when Parent had the right to terminate this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent no later than two Business Days after notice of termination of this Agreement.

(c) If (i) the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), (ii) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) and, in the case of clause (ii) only, both the Parent Stockholder Approval shall not have been obtained and the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation, or (iii) Parent terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval) at a time when the Company had the right to terminate this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than two Business Days after notice of termination of this Agreement.

(d) If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), other than in the circumstances described in Section 8.3(b) or Section 8.3(e), then the Company shall pay Parent the Expense Amount or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), other than in the circumstances described in Section 8.3(c) or Section 8.3(f), then Parent shall pay the Company the Expense Amount, in each case, no later than two Business Days after notice of termination of this Agreement.

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal made after the entry into this Agreement but before any termination shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five Business Days prior to the Company Stockholders Meeting or (B) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five Business Days prior to the date of such termination, and (ii) (x) within nine months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal and (y) such transaction is subsequently consummated, whether during or following such nine-month period, then the Company shall pay Parent, within two Business Days of the consummation of such transaction, the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(d)(i). It is understood and agreed that with respect to the preceding clauses (i) and (ii), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “50%.”

(f) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal made after the entry into this Agreement but before any termination shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five Business Days prior to the Parent Stockholders Meeting or (B) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five Business Days prior to the date of such termination, and (ii) (x) within nine months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal and (y) such transaction is subsequently consummated, whether during or following such nine-month period, then Parent shall pay the Company, within two Business Days of the consummation of such transaction, the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(d)(ii). It is understood and agreed that (1) with respect to the preceding clause (i) and (ii), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “50%.”

(g) In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee or more than one payment of the Expense Amount. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Expense Amount; upon payment of any Company Termination Fee, any Expense Amount previously paid by the Company shall be credited against the amount of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee or more than one payment of the Expense Amount. If the Company receives the Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Expense Amount; upon payment of any Parent Termination Fee, any Expense Amount previously paid by Parent shall be credited against the amount of the Parent Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate equal to the greater of 5% per annum and the federal funds rate. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the equitable remedies set forth in Section 9.9 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of actual fraud (as defined under Delaware law) to the extent arising out of the express representations and warranties made by Parent under Article V or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach), and, upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions, except for the Liability of Parent or Merger Sub, as applicable, in the case of actual fraud (as defined under Delaware law) to the extent arising out of the express representations and warranties made by Parent under Article V or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of actual fraud (as defined under Delaware law) to the extent arising out of the express representations and warranties made by the Company under Article IV or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and, upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions, except for the Liability of the Company in the case of actual fraud (as defined under Delaware law) to the extent arising out of the express representations and warranties made by the Company under Article IV or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I (including Annex A)), this Article IX and the agreements of the Parties in Articles II and III, and Section 4.24 (No Additional Representations), Section 5.25 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), Section 6.18 (Tax Matters), and those other covenants and agreements contained in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.2 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) upon receipt, if delivered in person, (b) upon transmission, if transmitted by electronic mail (“e-mail”) (excluding “undeliverable” or similar automated replies); or (c) the next succeeding Business Day, if transmitted by national overnight courier (providing proof of delivery), in each case as addressed as follows (or to such other address as any Party shall specify by written notice so given):

(i)	if to Parent or Merger Sub, to:

CONSOL Energy Inc.

275 Technology Drive, Suite 101

Canonsburg, Pennsylvania 15317

Attention:	Mitesh Thakkar
Matthew Tyree
E-mail:	MiteshThakkar@consolenergy.com
MatthewTyree@consolenergy.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Jenna E. Levine
E-mail:	JELevine@wlrk.com

and

McGuireWoods LLP

Tower Two-Sixty

260 Forbes Avenue, Suite 1800

Pittsburgh, PA 15222

Attention:	Hannah Thompson Frank
E-mail:	HFrank@mcguirewoods.com

and

McGuireWoods LLP

201 North Tyron Street, Suite 3000

Charlotte, NC 28202

Attention:	John B. Hoke
E-mail:	JBHoke@mcguirewoods.com

(ii)	if to the Company, to:

Arch Resources, Inc.

1 CityPlace Drive, Suite 300

St. Louis, MO 63141

Attention:	Rosemary L. Klein
E-mail:	RKlein@archrsc.com

with a required copy to (which copy shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention:	Charles K. Ruck
Charles E. Carpenter
Ian A. Nussbaum
Thomas A. Verity
E-mail:	Charles.Ruck@lw.com
Charlie.Carpenter@lw.com
Ian.Nussbaum@lw.com
Thomas.Verity@lw.com

Rejection or other refusal to accept or the inability to deliver because of a changed address of which no notice has been given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

9.3 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are or may be material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted or may result in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto. Each of the Company Disclosure Letter and the Parent Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company, Parent or Merger Sub, as applicable, except as and to the extent provided in this Agreement. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties or covenants of the Company or Parent and Merger Sub, as applicable, that are set forth in the corresponding Section or subsection of this Agreement (whether or not there is a corresponding reference to the Company Disclosure Letter or Parent Disclosure Letter in such Section or subsection of this Agreement), and (ii) any other representations and warranties or covenants of the Company or Parent and Merger Sub, as applicable, that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. Neither the Company Disclosure Letter nor the Parent Disclosure Letter shall be deemed to be part of this Agreement but shall instead constitute facts ascertainable outside of this Agreement for purposes of Section 251 of the DGCL.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between or among the Parties to determine whether any obligation, item or matter (whether or not described in this Agreement or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereto” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. Unless the context otherwise requires, the word “including” (in its various forms) means “including, without limitation.” For purposes of this Agreement, pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined in this Agreement) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained in this Agreement shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references in this Agreement to a specific time shall refer to New York, New York time. As used in this Agreement: (i) unless the context otherwise requires, the word “or” is not exclusive; (ii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (iii) references to “written” or “writing” include in electronic form; and (iv) the term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated, amended and restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day, or if any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document or other information made available by the Company or Parent, as applicable, any document or other information that was (A) provided by the Company or its Representatives to Parent and its Representatives, or provided by Parent or its Representatives to the Company and its Representatives, as applicable, (B) included in the virtual data room of the Company or Parent, as applicable, hosted in connection with the Transactions and available to the other party and its Representatives or (C) filed or furnished with the SEC by the Company or Parent, as applicable, and publicly available on EDGAR, in each case prior to the execution of this Agreement.

9.4 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or e-mail in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof. The Company Disclosure Letter and the Parent Disclosure Letter do not form part of this Agreement but instead operate upon the terms of this Agreement as provided in this Agreement. Except for (a) the provisions of Section 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to in Section 6.10 and by their respective heirs and Representatives), but only from and after the Effective Time, and (b) the rights of the Company, on behalf of the Company’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), and the rights of Parent, on behalf of Parent’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 9.9 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such stockholders) in accordance with Section 8.2(b) in the event of fraud or Willful and Material Breach (it being agreed that in no event shall any Company or Parent shareholder be entitled to enforce any of their rights, or any of the party’s obligations, under this Agreement directly in the event of any such breach, but rather that (i) the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Company’s stockholders, and (ii) Parent shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Parent’s stockholders, and the Company or Parent, as applicable, may retain any amounts obtained in connection therewith), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, SOLELY IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY OF THE STATE OF DELAWARE DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

9.7 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.8 shall be void and of no effect.

9.9 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that each Party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.9, this being in addition to any other remedy to which it is entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages, (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.9, and (c) the alleged breaching Party will not plead in defense thereto that there would be an adequate remedy at Law. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action. A Party’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled.

9.10 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company or the approval of the Parent Stock Issuance by the stockholders of Parent, but, after any such adoption or approval, no amendment shall be made which would require the further approval by such stockholders pursuant to applicable Law without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.11 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent allowed under applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other Party under this Agreement;

(b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right, power or privilege under this Agreement shall operate as a waiver of any breach of any provision hereof or of any prior or subsequent breach of the same or any other provision hereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise of any other right, power or privilege under this Agreement. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed by such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CONSOL ENERGY INC.

By:	/s/ James A. Brock
Name:	James A. Brock
Title:	Chairman and Chief Executive Officer

MOUNTAIN RANGE MERGER SUB INC.

By:	/s/ James A. Brock
Name:	James A. Brock
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

ARCH RESOURCES, INC.

By:	/s/ Paul A. Lang
Name:	Paul A. Lang
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, as of the relevant time of determination, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (k), (m) or (o) of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated, as applicable, 20% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding 12 months, (b) any acquisition of beneficial ownership by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote in the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding shares of Company Common Stock entitled to vote in the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, except in connection with a Company Permitted Acquisition.

“Company Convertible Notes” means the 5.25% convertible senior notes due 2025 of the Company issued pursuant to the Company Convertible Notes Indenture.

“Company Convertible Notes Indenture” means the Indenture, dated as of November 3, 2020, between the Company and UMB Bank, National Association, as trustee.

“Company Equity Awards” means the Company RSU Awards and the Company PSU Awards.

“Company Incentive Plan” means the Company 2016 Omnibus Incentive Plan, as amended from time to time.

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the entry into this Agreement that was not known to or reasonably foreseeable by the Company Board as of the entry into this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the entry into this Agreement); provided, however, that in no event shall the following constitute a Company Intervening Event: (i) the receipt, existence or terms of an actual or possible Company Competing Proposal or Company Superior Proposal, (ii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iii) the fact that the Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) changes in general economic or business conditions, or conditions (or changes in such conditions) in the coal industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), in each case in the United States or elsewhere in the world, or (v) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person (including any Company Permitted Acquisition).

“Company Permitted Acquisition” means any acquisition (by asset purchase or exchange, stock purchase, merger, or otherwise) by the Company or any of its Subsidiaries of another Person that (a) provides for aggregate consideration comprised solely of cash, (b) does not require approval by the stockholders of the Company, (c) would not reasonably be expected to cause a material downgrade to the Company’s credit rating and (d) would not reasonably be expected to prevent, impair or delay consummation of the Transactions (including any material delay in the timing of expiration of the waiting period under the HSR Act).

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by the Company or its Affiliates or with respect to which the Company or its Affiliates have any Liability.

“Company PSU Award” means each restricted stock unit award granted under the Company Incentive Plan the vesting of which is conditioned, in whole or in part, on the attainment of performance goals.

“Company RSU Award” means each restricted stock unit awarded granted under the Company Incentive Plan that is not a Company PSU Award.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means a bona fide written proposal that is made after the entry into this Agreement by any Person(s) or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Parent or any of its Affiliates) involving the purchase, acquisition, transfer or sale of, directly or indirectly, in one or a series of related transactions, (a) the businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for all or substantially all of the fair market value of the Company and its Subsidiaries’ assets or that generated all or substantially all of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding 12 months, respectively, or (b) all or substantially all of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good-faith determination of the Company Board, after consultation with its financial advisors and outside legal advisors, if consummated, would result in a transaction more favorable to the Company’s stockholders than the Merger after considering all factors the Company Board deems relevant in exercising their fiduciary duties in accordance with applicable Law.

“Company Termination Fee” means $82,000,000.

“Company Warrant Agreement” means the Warrant Agreement, dated as of October 5, 2016, by and between the Company and American Stock Transfer & Trust Company, LLC, as Warrant Agent.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other compensation or employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects or imperfections in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws relating to (a) pollution (prevention or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, the climate or the environment (including ambient air, soil, surface water or groundwater, land surface, sediments or subsurface strata), (b) the manufacture, processing, distribution, use, exposure to, treatment, storage, release, transport or handling of Hazardous Materials, including the relevant portions of all Mining and Mining Safety Laws, or (c) solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal or transportation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means, with respect to the Company or Parent, as applicable, an amount (not to exceed $23,500,000), equal to the sum of all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of the Company or Parent, as applicable, and its respective Affiliates) incurred by the Company or Parent, as applicable, or its Subsidiaries or on its or their behalf, in connection with or related to (a) the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions and ancillary documents related thereto, (b) the preparation, printing, filing, and mailing of the Joint Proxy Statement and the Registration Statement, (c) the filing of any required notices under any Regulatory Laws, or in connection with other regulatory approvals, (d) all other matters related to the Transactions and (e) any litigation with respect to the foregoing matters.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” means any (a) substance, material or waste designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Laws; and (b) asbestos or asbestos-containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials, petroleum or petroleum products, byproducts or distillates, including crude oil and natural gas, explosive or radioactive materials or wastes, coal ash and other combustion residuals, slag, silica and silica dust, hydrochloric acid or radon, but, in each case, shall not include coal and coal byproducts.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized by the foregoing); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of: (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter; and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any applicable laws, rules, statutes, regulations, any governmental order or binding agreement with any Governmental Entity, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement of competent jurisdiction.

“Liability” mean, as to any Person, adverse claims, Proceedings, liabilities, commitments, responsibilities and obligations of any kind or nature whatsoever, direct or indirect, absolute or contingent, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required to be reflected, in such Person’s balance sheet or other books and records.

“Material Adverse Effect” means, when used with respect to either the Company or Parent, any circumstance, effect, change, event or development (“Effect”) that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business or operations of such Party and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur:

(i) general economic conditions (or changes in such conditions) or changes in global or national economic conditions generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) changes or conditions generally affecting the coal mining industry, including changes (on a current or forward basis) in the market price of thermal coal or other carbon based sources of energy or power, other mineral products used or sold by a Party or its Subsidiaries or any geographic markets in which either Party operates;

(iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism, and including the conflicts in Ukraine and the Middle East and the escalation or general worsening thereof and including cyberattacks), including any results of elections;

(v) acts of god or force majeure events, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or manmade disasters, pandemics (including the existence and impact of the COVID-19 pandemic) or weather conditions;

(vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions) or the identity of the other Party as a party to this Agreement;

(vii) compliance with the terms of, or the taking of any action expressly required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course pursuant to Sections 6.1 or 6.2, as applicable);

(viii) changes in Law or other legal or regulatory conditions, or the authoritative interpretation or enforcement thereof, or changes in GAAP or other accounting standards (or the authoritative interpretation or enforcement thereof); or

(ix) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded under this definition);

provided, however, any such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i), (ii), (iii), (iv) or (v) that disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, may be taken into account (solely to the extent of such disproportionate impact) when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur.

“Mining and Mining Safety Laws” means all Laws and orders relating to the exploration, extraction, mining, processing, storage, loading, selling, trading, shipping, transportation and delivery of coal and non-coal minerals as well as safety and health and Reclamation and Mine Closure requirements related to or arising out of such activities, including (a) the Surface Mining Control and Reclamation Act of 1977, 30 U.S.C. §§ 1201 et. seq.; (b) the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§ 801 et. seq.; and (c) the Occupational and Safety Health Act of 1970, 29 U.S.C. §§ 652 et. seq., in each case including any implementing regulations and any state analogs.

“Mining Rights” means, when used with respect to the Company or Parent, as applicable, any and all underground and surface coal reserves, mineral rights, mining rights, surface claims, water rights, concessions, leases, surface leases and similar rights necessary for the Company’s or Parent’s (and their respective Subsidiaries’) mining operations, as applicable as currently conducted.

“NYSE” means the New York Stock Exchange.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business of such Person.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the applicable organizational, constituent and governing documents and instruments of such Person.

“other Party” means: (a) when used with respect to the Company, Parent and Merger Sub; and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Charter” means the Amended and Restated Certificate of Incorporation of CONSOL Energy Inc., dated as of November 27, 2017, as amended by the Certificate of Amendment to Amended and Restated Certificate of Incorporation of CONSOL Energy Inc., dated as of May 8, 2020, and the Certificate of Amendment to Amended and Restated Certificate of Incorporation of CONSOL Energy Inc., dated as of May 6, 2024.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated, as applicable, 20% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding 12 months, (b) any acquisition of beneficial ownership by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote in the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding shares of Parent Common Stock entitled to vote in the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries, in each case, except in connection with a Parent Permitted Acquisition.

“Parent Intervening Event” means a material development or change in circumstance that occurs or arises after the entry into this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the entry into this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the entry into this Agreement); provided, however, that in no event shall the following constitute a Parent Intervening Event: (i) the receipt, existence or terms of an actual or possible Parent Competing Proposal or Parent Superior Proposal, (ii) any change, in and of itself, in the price or trading volume of shares of Parent Common Stock or Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (iii) the fact that Parent or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (iv) changes in general economic or business conditions, or conditions (or changes in such conditions) in the coal industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), in each case in the United States or elsewhere in the world, or (v) any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person (including any Parent Permitted Acquisition).

“Parent Permitted Acquisition” means any acquisition (by asset purchase or exchange, stock purchase, merger, or otherwise) by Parent or any of its Subsidiaries of another Person that (a) provides for aggregate consideration comprised solely of cash, (b) does not require approval by the stockholders of Parent, (c) would not reasonably be expected to cause a material downgrade to Parent’s credit rating and (d) would not reasonably be expected to prevent, impair or delay consummation of the Transactions (including any material delay in the timing of expiration of the waiting period under the HSR Act).

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Parent or its Affiliates or with respect to which Parent or its Affiliates have any Liability.

“Parent Stockholder Approval” means the Parent Stockholder Charter Approval and the Parent Stockholder Issuance Approval.

“Parent Stockholder Charter Approval” means the approval of the Parent Charter Amendment by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of Parent entitled to vote thereon at the Parent Stockholders Meeting in accordance with the DGCL and the Organizational Documents of Parent.

“Parent Stockholder Issuance Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Common Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance and the Parent Charter Amendment, including any postponement, adjournment or recess thereof.

“Parent Superior Proposal” means a bona fide written proposal that is made after the entry into this Agreement by any Person(s) or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than the Company or any of its Affiliates) involving the purchase, acquisition, transfer or sale of, directly or indirectly, in one or a series of related transactions, (a) the businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for all or substantially all of the fair market value of Parent and its Subsidiaries’ assets or that generated all or substantially all of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding 12 months, respectively, or (b) all or substantially all of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good-faith determination of the Parent Board, after consultation with its financial advisors and outside legal advisors, if consummated, would result in a transaction more favorable to Parent’s stockholders than the Merger after considering all factors the Parent Board deems relevant in exercising their fiduciary duties in accordance with applicable Law.

“Parent Termination Fee” means $82,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permits” means all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of any Governmental Entity.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the Ordinary Course and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, farm-out agreements, coal supply agreements, purchase orders or commitments, division orders, contracts for the sale, purchase, transportation, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the coal business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, on the value, use or operation of the encumbered property;

(d) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;

(e) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are of record and customarily granted in the coal industry or do not materially interfere with the operation, value or use of the property or asset affected;

(f) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(g) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, which do not materially interfere with the operation, value or use of the property or asset affected; or

(h) the terms (including Royalties) of all instruments comprising the Company Real Property and Parent Real Property, as applicable.

“Person” means any individual, natural person, general or limited partnership, limited liability company, unlimited liability corporation, corporation, proprietorship, joint stock company, trust, estate, union, joint venture, Governmental Entity, association or unincorporated business organization, or any other form of business or professional entity.

“Proceeding” means any claim (including a claim of a violation of applicable Law or Environmental Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Reclamation and Mine Closure” means activities relating to closure, rehabilitation or restoration of mined areas and areas impacted by mining activities, including environmental remediation, reclamation, revegetation, filling and recontouring, treatment or containment of mining waste, dismantling or decommissioning of equipment and facilities, closure and post-closure monitoring and abatement, control or prevention of adverse effects of mining activities as well as obtaining and maintaining any Permits and Financial Assurances in connection with such activities.

“Regulatory Law” means any applicable supranational, national, federal, state, country, local or foreign antitrust, competition, trade regulation, or foreign investment or foreign subsidies Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States or (b) investments by entities that are deemed a foreign entity or by entities that are deemed to have received foreign subsidies for purposes of any applicable law or regulation.

“Release” means any releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, disposing or allowing the escape or migration of any Hazardous Material into the indoor or outdoor environment.

“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials in the environment; (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not endanger or threaten to endanger human health or the Environment; or (c) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Royalties” means any Liability for advance or minimum royalties, production royalties, overriding royalties, net profits interests, production payments, wheelage or haulage royalties or payments and any other payments out of or measured by production.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or equivalent governing body, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes and similar charges, duties, levies or other assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, whether disputed or not, including interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Taxes.

“Threatened” means any demand or statement made or any notice that has been given that would lead a reasonable person to conclude that a Proceeding is a possible outcome of such demand, statement or notice.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, including the Parent Stock Issuance and the Parent Charter Amendment, and each other agreement to be executed and delivered in connection herewith and therewith.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach”, including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) will constitute a breach of this Agreement.

Annex B

ANNEX B

Form of CONSOL Energy Inc. Charter Amendment

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CONSOL ENERGY INC.

CONSOL Energy Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends its Amended and Restated Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), as described below, and does hereby further certify that:

FIRST: The Board of Directors of the Corporation has duly adopted a resolution proposing and declaring advisable the amendment to the Certificate of Incorporation described herein (the “Amendment”) and directing that the Amendment be submitted for consideration by the stockholders of the Corporation, and the holders of a majority of the outstanding Common Stock, par value of $0.01 per share, of the Corporation entitled to vote at the special meeting of the stockholders called and held upon notice in accordance with Section 222 of the DGCL for the purpose of voting on the Amendment have voted in favor of the Amendment.

SECOND: Article I of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

(a) The name of the corporation is Core Natural Resources, Inc.

THIRD: Article IV, Section 4.1, paragraph (a) of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

(a) The total number of shares of capital stock which the Corporation shall have authority to issue is 125,500,000, which shall be divided into two classes, consisting of 125,000,000 shares of Common Stock, par value of $0.01 per share (the “Common Stock”), and 500,000 shares of Preferred Stock, par value of $0.01 per share (the “Preferred Stock”).

FOURTH: That said amendments were duly adopted in accordance with the provisions of Section 242 of the DGCL. The foregoing amendments shall be effective upon filing with the Secretary of State of the State of Delaware.

FIFTH: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

W/4744345

Annex B

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by an authorized officer of the Corporation as of this ____ day of __________, ____.

CONSOL ENERGY INC.

By:
Name:
Title:

W/4744345

Annex C

ANNEX C

Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[•]

The Amended and Restated Certificate of Incorporation of [•], a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), consists of the articles set forth below.

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: [•].

ARTICLE II

The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the DGCL or any successor statute.

ARTICLE IV

Section 1. The Corporation shall be authorized to issue one thousand (1,000) shares of capital stock, all of which 1,000 shares shall be shares of common stock, par value $0.01 per share (the “Common Stock”).

Section 2. The Common Stock shall have the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, as hereinafter set forth in this Article IV.

(a) Dividends. The holders of Common Stock shall be entitled to receive, when and as declared, out of assets and funds legally available therefor, cash or non-cash dividends payable as and when the board of directors of the Corporation (the “Board of Directors”) in its sole business judgment so declares. Any such dividend shall be payable ratably to all record holders of Common Stock as of the record date fixed by the Board of Directors in accordance with the by-laws of the Corporation (the “By-Laws”) for the payment thereof.

(b) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of Common Stock then outstanding shall be entitled to be paid ratably out of the remaining assets and funds of the Corporation available for distribution to its stockholders, in proportion to the number of shares of Common Stock held by each such holder (including any declared but unpaid dividends on the Common Stock, subject to proportionate adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) of such assets and funds.

(c) Voting. Except as required by law, or as otherwise provided herein or in any amendment hereof:

(i) the entire voting power of the Corporation shall be vested in the holders of the Common Stock, and

(ii) each holder of Common Stock entitled to vote shall at every meeting of the stockholders of the Corporation be entitled to one vote for each share of Common Stock registered in his or her name on the record of stockholders.

ARTICLE V

Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to be voted in the election of directors.

ARTICLE VI

In furtherance and not in limitation of those powers conferred by law, the Board of Directors is expressly authorized and empowered to make, alter and repeal the By-Laws.

ARTICLE VII

Meetings of the stockholders shall be held at such place, within or without the State of Delaware as may be designated by, or in the manner provided in, the By-Laws or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the By-Laws so provide.

ARTICLE VIII

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereinafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VIII.

ARTICLE IX

Section 1. A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (a) for any breach of such director’s or officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for a director pursuant to Section 174 of the DGCL, (d) for any transaction from which such director derived an improper personal benefit or (e) for an officer in any action by or in the right of the Corporation.

Section 2. Neither the amendment nor repeal of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Article IX shall eliminate or reduce the effect of this Article IX in respect of the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring before such amendment, repeal or adoption of an inconsistent provision.

[Signature Page Follows]

IN WITNESS WHEREOF, [•] has caused this Amended and Restated Certificate of Incorporation to be executed by an authorized officer, this [•] day of [•].

[•]

By:
Name:
Title:

[Signature Page to A&R Certificate of Incorporation]

Annex D

FOURTH AMENDED AND RESTATED

BYLAWS

OF

CORE NATURAL RESOURCES, INC.

Incorporated under the Laws of the State of Delaware

(effective [•])

ARTICLE I

OFFICES AND RECORDS

SECTION 1.1. Delaware Office. The registered office of Core Natural Resources, Inc. (the “Corporation”) in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

SECTION 1.2. Other Offices. The Corporation may have such other offices, either inside or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time designate or as the business of the Corporation may require.

SECTION 1.3. Books and Records. The books and records of the Corporation may be kept inside or outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

SECTION 2.1. Annual Meeting. An annual meeting of the stockholders of the Corporation for the purpose of electing directors and conducting such other proper business as may come before the meeting shall be held at such date, time and place (if any) as may be fixed by resolution of the Board of Directors.

SECTION 2.2. Special Meetings. Subject to the rights of the holders of any then outstanding series of stock having a preference over the Common Stock of the Corporation as to dividends, voting or upon liquidation (“Preferred Stock”) with respect to such series of Preferred Stock, special meetings of the stockholders may be called only by or at the direction of (i) the Chair of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the “Whole Board”), and any power of stockholders to call a special meeting is specifically denied. The record date for, and the date, time, and place (if any) of, any special meeting, shall be fixed by the Board of Directors.

SECTION 2.3. Place of Meeting. The Board of Directors or the Chair of the Board of Directors, as the case may be, may designate the place of meeting for any annual or special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation. The Board of Directors may also, in its sole discretion, determine that any meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt and in accordance with the DGCL, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication.

SECTION 2.4. Notice of Meeting. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place (if any), date, time, the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder of record entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. All such notices shall be delivered, either personally or by mail, or by electronic transmission in the manner provided in Section 232 of the DGCL (except to the extent prohibited by Section 232(e) of the DGCL) by or at the direction of the Board of Directors, the Chair of the Board of Directors, the Chief Executive Officer or the Corporate Secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. In the case of notice given by commercial delivery service, such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such delivery, the delivery charge to be paid by the Corporation or the person sending such notice and not by the addressee. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. A stockholder may also waive notice of a meeting as provided in Section 7.4 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”) otherwise provides) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.5. Quorum; Adjournment and Postponement. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority in voting power of the outstanding shares of capital stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum at all meetings of stockholders. Except as otherwise provided by applicable law or the Certificate of Incorporation or these Bylaws, when a specified item of business requires a separate vote by a class or series or classes or series of stock, the holders of a majority of the outstanding shares of such class or series or classes or series entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of such business. The Chair of the Board of Directors, the Chief Executive Officer or chair of a meeting may adjourn or postpone the meeting for any purpose (including due to a technical failure to convene or continue a meeting using remote communication) and to any other time and other place (if any) at which a meeting may be held under these Bylaws. When a meeting is adjourned to another time or place (if any), notice need not be given of the adjourned meeting if: (a)(i) the time, the place (if any), and the means of remote communication, if any, by which stockholders may be deemed to be present and vote at the meeting, are: (A) announced at the meeting at which the adjournment is taken; (B) displayed during the time for the meeting, on the same electronic network used to enable stockholders to participate in the meeting by means of remote communication; or (C) set forth in the notice of the meeting given in accordance with these Bylaws; and (ii) the date of the adjourned meeting is not more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice stating the place (if any), date, time, and means of remote communication, if any, will be sent as provided in Section 2.4 of these Bylaws or (b) otherwise permitted by applicable law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment or postponement, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.6. Conduct of Meetings. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate as chair of the meeting, or in the absence of such a person, the Chair of the Board of Directors, or if none or in the Chair of the Board of Directors’ absence or inability to act, the Chief Executive Officer, or if none or in the Chief Executive Officer’s absence or inability to act, the President, or if none or in the President’s absence or inability to act, a Vice President, or, if none of the foregoing is present or able to act, by a chair to be chosen by the holders of a majority of the shares entitled to vote who are present in person or by proxy at the meeting. The Secretary, or in the Secretary’s absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the chair of the meeting shall appoint any person present to act as secretary of the meeting. The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the chair shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 2.7. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the DGCL) by the stockholder, or by such stockholder’s duly authorized attorney in fact.

SECTION 2.8. Notice of Nominations and Stockholder Business.

(A) Annual Meetings of Stockholders. At any annual meeting of the stockholders, only such nominations of individuals for election to the Board of Directors shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations to be properly made at an annual meeting, and for proposals of other business to be properly brought before an annual meeting, such nominations and proposals of other business must be: (a) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly made at the annual meeting by or at the direction of the Board of Directors or (c) otherwise properly requested to be brought before the annual meeting by a stockholder of the Corporation in accordance with these Bylaws. For nominations of individuals for election to the Board of Directors or proposals of other business to be properly requested by a stockholder to be made at an annual meeting, a stockholder must (i) be a stockholder of record at the time of giving of notice of such annual meeting by or at the direction of the Board of Directors and at the time of the annual meeting, (ii) be entitled to vote at such annual meeting and (iii) comply with the procedures set forth in these Bylaws as to such business or nomination. The immediately preceding sentence shall be the exclusive means for a stockholder to make nominations or bring other business proposals (other than matters properly brought under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(B) Special Meetings of Stockholders. At any special meeting of the stockholders, only such business shall be conducted or considered as shall have been properly brought before the meeting. To be properly brought before a special meeting, proposals of business must be (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or (ii) otherwise properly brought before the special meeting by or at the direction of the Board of Directors; provided, however, that nothing herein shall prohibit the Board of Directors from submitting additional matters to stockholders at any such special meeting.

Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (1) is a stockholder of record at the time of giving notice with respect to such special meeting and at the time of the special meeting, (2) is entitled to vote at the meeting, and (3) complies with the procedures set forth in these Bylaws as to such nomination. This Section 2.8(B) shall be the exclusive means for a stockholder to make nominations or bring other business proposals (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation’s notice of meeting) before a special meeting of stockholders.

(C) General. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chair of any annual or special meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these Bylaws and, if any proposed nomination or other business is not in compliance with these Bylaws, to declare that no action shall be taken on such nomination or other proposal and such nomination or other proposal shall be disregarded. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this paragraph, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

SECTION 2.9. Advance Notice of Stockholder Business and Nominations.

(A) Annual Meeting of Stockholders. Without qualification or limitation, subject to Section 2.9(C)(4) of these Bylaws, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.8(A) of these Bylaws, the stockholder must have given timely notice thereof (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by Section 2.10 of these Bylaws), and timely updates and supplements thereof, in each case in proper form, in writing to the Secretary, and such other business must otherwise be a proper matter for stockholder action.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the foregoing, if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the first anniversary of the preceding year’s annual meeting, then, to be timely, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than one hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a stockholder’s notice as described above.

Notwithstanding anything in the immediately preceding paragraph to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased by the Board of Directors, and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.9(A) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

In addition, to be considered timely, a stockholder’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof. For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or under any other provision of the Bylaws or enable or be deemed to permit a stockholder who has previously submitted notice hereunder or under any other provision of the Bylaws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been properly brought before the meeting pursuant to Section 2.8(B) of these Bylaws. Subject to Section 2.9(C)(4) of these Bylaws, in the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder may nominate an individual or individuals (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, provided that the stockholder gives timely notice thereof (including the completed and signed questionnaire, representation and agreement required by Section 2.10 of these Bylaws), and timely updates and supplements thereof in each case in proper form, in writing, to the Secretary. To be timely, a stockholder’s notice pursuant to the preceding sentence shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than one hundred (100) days prior to the date of such special meeting, the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting of stockholders, or the public announcement thereof, commence a new time period for the giving of a stockholder’s notice as described above. In addition, to be considered timely, a stockholder’s notice pursuant to the first sentence of this paragraph shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof.

(C) Disclosure Requirements.

(1) To be in proper form, a stockholder’s notice given pursuant to this Section 2.9 to the Secretary must include the following, as applicable:

(a) As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (i) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder, such beneficial owner and/or their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the stockholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, and/or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith has any right to vote any class or series of shares of the Corporation, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement (regardless of the purpose or effect of such repurchase or “stock borrowing” agreement or arrangement), involving such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (any of the foregoing, a “Short Interest”), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) to which such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith is entitled based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including without limitation any such interests held by members of the immediate family sharing the same household of such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith and (I) any direct or indirect interest of such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (iii) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith, if any, and (iv) any other information relating to such stockholder, such beneficial owner and/or any of their respective affiliates or associates or others acting in concert therewith, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(b) If the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, a stockholder’s notice must, in addition to the matters set forth in paragraph (a) above, also set forth: (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder, such beneficial owner and each of their respective affiliates or associates or others acting in concert therewith, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the Bylaws of the Corporation, the text of the proposed amendment), and (iii) a description of all agreements, arrangements and understandings between or among any of such stockholder, such beneficial owner and each of their respective affiliates or associates or others acting in concert therewith, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c) As to each individual, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors, a stockholder’s notice must, in addition to the matters set forth in paragraph (a) above, also set forth: (i) all information relating to such individual that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 of Regulation S-K or any successor provision promulgated under the Exchange Act if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

(d) With respect to each individual, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors, a stockholder’s notice must, in addition to the matters set forth in paragraphs (a) and (c) above, also include a completed and signed questionnaire, representation and agreement as required by Section 2.10 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. Notwithstanding anything to the contrary, only persons who are nominated in accordance with the procedures set forth in these Bylaws, including without limitation Sections 2.9, 2.10 and 2.11 hereof, shall be eligible for election as directors;

(e) In addition to the requirements set forth in this Section 2.9 with respect to any nomination proposed to be made at a meeting, any stockholder, beneficial owner, if any, on whose behalf the nomination is being made, or their respective affiliates and associates, or others working in concert therewith, if any, intending to solicit proxies pursuant to Rule 14a-19 of the Exchange Act shall deliver notice to the Corporation in accordance with this Section 2.9 and such notice shall include: (i) the names, business addresses, and, if known, residence addresses of all nominees for whom the stockholder, beneficial owner, if any, or their respective affiliates and associates, or others acting in concert therewith, if any, intends to solicit proxies; (ii) the names, business addresses, and, if known, residence addresses of all nominees who would be presented for election at the meeting of stockholders in the event of a need to change the stockholder’s, beneficial owner’s, if any, or their respective affiliates’ and associates’, or others’ acting in concert therewith, if any, original slate; and (iii) a representation that the stockholder, beneficial owner, if any, or their respective affiliates and associates, or others acting in concert therewith intends to solicit proxies in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act, including the solicitation of the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors;

(f) Upon request of the Corporation, if a stockholder, beneficial owner, if any, on whose behalf the nomination is being made, or their respective affiliates and associates, or others acting in concert therewith, if any, provides notice pursuant to Rule 14a-19(b) of the Exchange Act, such stockholder, beneficial owner, if any, or their respective affiliates and associates, or others acting in concert therewith, if any, shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting of stockholders, reasonable evidence that it has met requirements of Rule 14a-19(a)(3) of the Exchange Act; and

(g) Unless otherwise required by applicable law, if any stockholder, beneficial owner, if any, on whose behalf the nomination is being made, or their respective affiliates and associates, or others acting in concert therewith, if any, provides notice pursuant to Rule 14a-19(b) of the Exchange Act and such stockholder, beneficial owner, or their respective affiliates and associates, or others working in concert therewith subsequently fails to comply with any requirements of Rule 14a-19 of the Exchange Act, any other rules or regulations thereunder, or these Bylaws, then the Corporation will disregard any proxies or votes solicited for such nominees and such nomination will be disregarded.

(2) For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of these Bylaws, “affiliate” and “associate” shall have the meanings ascribed thereto in Rule 405 under the Exchange Act; provided, however, that the term “partner” as used in the definition of “associate” shall not include any limited partner that is not involved in the management of the relevant partnership.

(3) Notwithstanding the provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these Bylaws with respect to nominations or proposals as to any other business to be considered.

(4) Nothing in this Section 2.9 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws. Subject to Rule 14a-8 and Rule 14a-19 under the Exchange Act, nothing in this Section 2.9 shall be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Corporation’s proxy statement any nomination of director or directors or any other business proposal.

SECTION 2.10. Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person nominated by a stockholder for election or reelection to the Board of Directors must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.9 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such individual and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such individual (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation, or (2) any Voting Commitment that could limit or interfere with such individual’s ability to comply, if elected as a director of the Corporation, with such individual’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (C) will comply with the Corporation’s corporate governance guidelines and other policies applicable to its directors, and has disclosed therein whether all any portion of securities of the Corporation were purchased with any financial assistance provided by any other person and whether any other person has any interest in such securities, (D) in such individual’s personal capacity and on behalf of any person or entity on whose behalf, directly or indirectly, the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation publicly disclosed from time to time, (E) consents to being named as a nominee in any proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card and agrees to serve if elected as a director and (F) will abide by the requirements of Section 2.11 of these Bylaws.

SECTION 2.11. Procedure for Election of Directors; Required Vote.

(A) Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast at any meeting for the election of directors at which a quorum is present shall elect directors. The Board of Directors or chair of the meeting may, in their or his or her sole discretion, require that any votes cast for the election of directors at such meeting be cast by written ballot.

(B) If a nominee for director who is an incumbent director receives a greater number of votes “withheld” from his or her election than votes “for” such director nominee’s election, he or she shall promptly tender his or her resignation to the Board of Directors following certification of the election results. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If such incumbent director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director’s resignation is accepted by the Board of Directors pursuant to these Bylaws, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 3.10.

(C) Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting at which is quorum is present and entitled to vote on the matter shall be the act of the stockholders. The Board of Directors or chair of a meeting may, in their or his or her sole discretion, require that any votes cast at such meeting shall be cast by written ballot.

(D) Any individual who is nominated for election to the Board of Directors at an annual meeting shall, if requested by the Corporation, tender an irrevocable resignation in advance of the annual meeting. Such resignation shall become effective upon a determination by the Board of Directors or any committee thereof that (1) the information provided to the Corporation by such individual or, if applicable, by any stockholder who nominated such individual, was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (2) such individual or, if applicable, any stockholder who nominated such individual, shall have breached any representations or obligations owed to the Corporation under these Bylaws.

SECTION 2.12. Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may, but does not need to, include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law. The chair of the meeting shall be appointed by the inspector or inspectors to fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

SECTION 2.13. Stockholder Action by Written Consent. Subject to the rights of the holders of any then outstanding series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation at an annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice, and without a vote, only if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the action that is the subject of the consent.

ARTICLE III

BOARD OF DIRECTORS

SECTION 3.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon it, the Board of Directors shall have and may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

SECTION 3.2. Number and Tenure of Directors.

(A) Subject to the rights of the holders of any series of Preferred Stock to elect directors, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors that the Corporation would have if there were no vacancies (the “Whole Board”); provided that prior to the Expiration Date (as defined below), the number of directors shall be fixed in accordance with, and shall require the approvals set forth in, Article X of these Bylaws. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

(B) Subject to the rights of any holders of any class or any series of Preferred Stock to elect directors, all directors up for election shall be elected for a term expiring at the next annual meeting of stockholders.

SECTION 3.3. Election of Directors. The directors shall be elected at the annual meetings of stockholders as specified in the Certificate of Incorporation, except as otherwise provided in the Certificate of Incorporation or in these Bylaws, and each director of the Corporation shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

SECTION 3.4. Regular Meetings. A regular meeting of the Board of Directors shall be held immediately after, and at the same place, if any, as, the annual meeting of stockholders, or such other date, time and place as the Board of Directors may provide by resolution without other notice than this Bylaw, or such resolution, as applicable. The Board of Directors may, by resolution, provide the date, time and place, if any, for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.5. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chair of the Board of Directors, the Chief Executive Officer or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place, if any, date and time of the meetings.

SECTION 3.6. Notice of Meeting. Notice of any special meeting of directors shall be given to each director at such person’s business or residence in writing by hand delivery, first-class or overnight mail or courier service, email or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by email, facsimile transmission, telephone or by hand, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 7.4 of these Bylaws.

SECTION 3.7. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or applicable committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.8. Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.9. Quorum. Subject to Section 3.10 of these Bylaws, a whole number of directors equal to at least a majority of the directors then in office shall constitute a quorum for the transaction of business, provided that such directors represent at least one-third of the Whole Board. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless otherwise provided by the Certificate of Incorporation, these Bylaws or the DGCL. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

SECTION 3.10. Vacancies. Subject to applicable law and the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, or by a sole remaining director, and each director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been appointed expires and until such director’s successor shall have been duly elected and qualified; provided that prior to the Expiration Date, the filling of vacancies shall also be subject to the applicable provisions of Article X of these Bylaws. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

SECTION 3.11. Chair of the Board. Subject to the applicable provisions of Article X, the Board of Directors may appoint, by the affirmative vote of the majority of the directors then in office, a Chair of the Board of Directors (who may be an Executive Chair or the Chief Executive Officer) from among the directors. The Chair of the Board of Directors shall preside over all meetings of the Board of Directors and stockholders at which he or she is present. The Chair of the Board of Directors may also be an executive officer of the Corporation. If the Chair of the Board of Directors is an Executive Chair, the Executive Chair shall be an executive officer of the Corporation and shall perform such duties and possess such powers as are customarily vested in the office of the Chair of the Board of Directors of a corporation or as may be vested in him or her by the Board of Directors from time to time. The Executive Chair and Chief Executive Officer shall have joint responsibilities over the strategy, policy making, capital allocation and personnel matters of the Corporation. The Executive Chair shall have broad access to the records, management and personnel of the Corporation and its subsidiaries, including without limitation the power and authority to obtain any information about the Corporation and its operations. The Executive Chair is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly and exclusively delegated by the Board of Directors to some other officer or agent of the Corporation. During the time of any vacancy in the office of Chief Executive Officer or in the event of the absence or disability of the Chief Executive Officer, the Executive Chair shall have the duties and powers of the Chief Executive Officer unless otherwise determined by the Board of Directors or otherwise specified herein. In no event shall any third party having dealings with the Corporation be bound to inquire as to any facts required by the terms of this Section 3.11 for the exercise by the Executive Chair of the powers of the Executive Chair.

SECTION 3.12. Committees. The Board of Directors may designate any such committee as the Board of Directors considers appropriate, which shall consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors as appropriate.

A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.6 of these Bylaws. The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve, any such committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

SECTION 3.13. Removal. Subject to any rights granted to the holders of shares of any series of Preferred Stock then outstanding and the applicable requirements of Article X of these Bylaws, any director may be removed at any time, either with or without cause, upon the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Corporation then entitled to vote in an election of such director.

SECTION 3.14. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

OFFICERS

SECTION 4.1. Elected Officers. The officers of the Corporation shall be appointed by the Board of Directors, or as otherwise provided in this Article IV, and shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary, and such other officers as the Board of Directors from time to time may deem proper, which may include an Executive Chair, one or more Vice Presidents (including, without limitation, Senior Vice Presidents) and a Treasurer. Any number of offices may be held by the same person. All officers appointed in accordance with these Bylaws shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof, or (subject to Article X) the Chief Executive Officer in the case of any Vice President, Senior Vice President or Treasurer appointed by the Chief Executive Officer pursuant to Section 4.3. The Board or any committee thereof may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Assistant Vice Presidents, Assistant Secretaries, and Assistant Treasurers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board of Directors or such committee, or by the Chief Executive Officer, as the case may be. For the avoidance of doubt, such other officers and agents shall have the powers and perform the duties as are customarily incident to the position they hold.

SECTION 4.2. Term of Office. Each officer shall hold office until such officer’s successor shall have been duly appointed and shall have qualified or until such officer’s earlier death, resignation or removal.

SECTION 4.3. Chief Executive Officer. The Chief Executive Officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and Section 3.11, he or she shall be in the general and active charge of the entire business and affairs of the Corporation and shall be its chief policy-making officer. The Chief Executive Officer shall report to the Executive Chair so long as there is an Executive Chair. The Chief Executive Officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly and exclusively delegated by the Board of Directors to some other officer or agent of the Corporation. Subject to the authority of the Board of Directors, the Executive Chair and the provisions of the Certificate of Incorporation and these Bylaws, including Article X, the Chief Executive Officer is authorized to appoint one or more Vice Presidents (including, without limitation, Senior Vice Presidents) and/or a Treasurer. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or as may be provided in these Bylaws. The Chief Executive Officer of the Corporation may also serve as President, if so appointed by the Board of Directors.

SECTION 4.4. President. The President of the Corporation shall have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees; and shall see that all orders and resolutions of the Board of Directors, the Executive Chair and the Chief Executive Officer are carried into effect. The President shall, in the absence or disability of the Chief Executive Officer and the Executive Chair, act with all of the powers and be subject to all the restrictions of the Chief Executive Officer. The President is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly and exclusively delegated by the Board of Directors to some other officer or agent of the Corporation. The President shall have such other powers and perform such other duties as may be prescribed by the Executive Chair, Chief Executive Officer or the Board of Directors or as may be provided in these Bylaws.

SECTION 4.5. Chief Financial Officer. The Chief Financial Officer shall act in an executive financial capacity. The Chief Financial Officer shall assist the Executive Chair, the Chief Executive Officer and the President in the general supervision of the Corporation’s financial policies and affairs.

SECTION 4.6. Secretary. The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by applicable law; the Secretary shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and the Secretary shall see that the books, reports, statements, certificates and other documents and records required by applicable law to be kept and filed are properly kept and filed; and in general, the Secretary shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to such Secretary by the Board of Directors, the Executive Chair, the Chief Executive Officer or the President.

SECTION 4.7. Vice Presidents. Any Vice President shall have such powers and shall perform such duties as shall be assigned to such Vice President by the Board of Directors, the Executive Chair, the Chief Executive Officer or the President.

SECTION 4.8. Treasurer. Any Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds, shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositaries in the manner provided by resolution of the Board of Directors, and shall have such further powers and duties as shall be prescribed from time to time by the Board of Directors, the Executive Chair, the Chief Executive Officer or the President.

SECTION 4.9. Removal. Any officer or agent appointed by the Board of Directors may be removed from office at any time with or without cause by the affirmative vote of a majority of the Board of Directors then in office. Subject to Article X, any officer or agent appointed by the Chief Executive Officer may be removed by the Chief Executive Officer at any time with or without cause. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his or her successor, his or her death, or his or her resignation or removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

SECTION 4.10. Vacancies. Subject to Article X, a newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors. Subject to Article X, any vacancy in an office appointed by the Chief Executive Officer because of death, resignation, or removal may be filled by the Chief Executive Officer.

ARTICLE V

STOCK CERTIFICATES AND TRANSFERS

SECTION 5.1. Form. Shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all of any or all classes or series of stock shall be uncertificated. Any such resolution shall not apply to shares represented by a certificate until such certificate is presented to the Corporation. If any shares of stock of the Corporation are represented by a certificate, every holder of stock in the Corporation represented by a certificate shall be entitled to have the certificate signed by, or in the name of, the Corporation by any two authorized officers of the Corporation representing the number of shares registered in certificate form. If the Board of Directors shall direct that any shares of stock of the Corporation shall be represented by certificates, the Chair of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, if any, any Assistant Treasurer, the Corporate Secretary, any Assistant Corporate Secretary and any other officer designated by the Board of Directors shall be deemed to be authorized for purposes of this Section 5.1 to sign certificates representing shares of the Corporation’s capital stock. Any or all of the signatures on any certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been placed on, any such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

SECTION 5.2. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. In the case of any shares represented by certificates, transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his, her or its attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the Corporation. If the Corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile. The Board of Directors or the Chief Executive Officer may appoint a transfer agent and one or more co-transfer agents and registrar and one or more co-registrars and may make or authorize such agent to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of the Corporation’s capital stock.

SECTION 5.3. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate or certificates or uncertificated shares in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

SECTION 5.4. Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

SECTION 5.5. Fixing a Record Date for Other Purposes. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5.6. Registered Stockholders. The Corporation may treat the registered owner of any shares of its stock as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VI

INDEMNIFICATION

SECTION 6.1. Indemnification.

(A) Each person who was or is a party to, or is otherwise threatened to be made a party to or is otherwise involved (including involvement as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this Bylaw is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or advancement of expenses pursuant hereto is sought or at the time any Proceeding relating thereto exists or is brought), a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (each such director or officer, a “Covered Person”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor of the Corporation by merger or otherwise) to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the Corporation to provide greater indemnification rights than the DGCL permitted the Corporation to provide prior to such amendment or modification), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with such Proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that, except as provided in Section 6.3, the Corporation shall indemnify any such Covered Person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such Covered Person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(B) To obtain indemnification under this Article VI, a Covered Person shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the Covered Person and as is reasonably necessary to determine whether and to what extent the Covered Person is entitled to indemnification. Upon written request by a Covered Person for indemnification pursuant to the first sentence of this Section 6.1(B), a determination, if required by applicable law, with respect to the Covered Person’s entitlement thereto shall be made in the specific case (i) if a Change of Control (as defined in the Corporation’s current equity compensation plan) shall have occurred, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the Covered Person, or (ii) if a Change in Control shall not have occurred, (A) by a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (C) if there are no such Disinterested Directors or, if such Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the Covered Person, or (D) if so directed by the Board of Directors, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected by (i) the Board of Directors if a Change of Control shall not have occurred or (ii) by the Covered Person if a Change of Control shall have occurred, unless the Covered Person shall request that such selection be made by the Board of Directors. If it is so determined that the Covered Person is entitled to indemnification, payment to the Covered Person shall be made within 10 days after such determination.

(C) To the extent that a Covered Person is a party to or a participant in and is successful (on the merits or otherwise) in defense of any action, suit or proceeding, the Corporation shall indemnify the Covered Person against all expenses actually and reasonably incurred by the Covered Person or on the Covered Person’s behalf in connection therewith. To the extent permitted by applicable law, if the Covered Person is not wholly successful in such action, suit or proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such action, suit or proceeding, the Corporation shall indemnify the Covered Person to the fullest extent permitted by applicable law against all expenses actually and reasonably incurred by the Covered Person or on the Covered Person’s behalf in connection with or related to each successfully resolved claim, issue or matter.

SECTION 6.2. Advance of Expenses. To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the Corporation to provide greater rights to advancement of expenses than the DGCL permitted the Corporation to provide prior to such amendment or modification), each Covered Person shall have (and shall be deemed to have a contractual right to have) the right, without the need for any action by the Board of Directors, to be paid by the Corporation (and any successor of the Corporation by merger or otherwise) the expenses incurred in connection with any Proceeding in advance of its final disposition, such advances to be paid by the Corporation within twenty (20) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not, except to the extent specifically required by applicable law, in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter, the “Undertaking”) by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a “final disposition”) that such director or officer is not entitled to be indemnified for such expenses under this Bylaw or otherwise.

SECTION 6.3. Claims. If a determination by the Corporation that the Covered Person is entitled to indemnification pursuant to this Article VI is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnification, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses to a Covered Person, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days after a written claim submitted pursuant to Section 6.1(b) of these Bylaws (or, in the case of an advance of expenses, twenty (20) days after provision of a statement pursuant to Section 6.2 of these Bylaws and any required Undertaking), the right to indemnification or advances as granted by this Article VI shall be enforceable by such Covered Person in any court of competent jurisdiction. Such Covered Person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the Undertaking, if required by the DGCL, has been tendered to the Corporation) that the Covered Person has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the Covered Person for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including by its Board of Directors, Independent Counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the Covered Person is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its Board of Directors, Independent Counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Covered Person has not met the applicable standard of conduct.

SECTION 6.4. Non-Exclusivity of Rights. The rights conferred on any person in this Article VI, shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or the Board of Directors. In addition, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI. The Board of Directors shall have the power to delegate to such officer or other person as the Board of Directors shall specify the determination of whether indemnification shall be given to any person pursuant to this Section 6.4.

SECTION 6.5. Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

SECTION 6.6. Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

SECTION 6.7. Continuation of Indemnification. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article VI shall continue notwithstanding that the person has ceased to be a Covered Person and shall inure to the benefit of his or her estate, heirs, executors, administrators, legatees and distributees; provided, however, that, except as set forth in Section 6.3, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors.

SECTION 6.8. Effect of Amendment or Repeal. The provisions of this Article VI shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Covered Person (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and pursuant to this Article VI, the Corporation intends to be legally bound to each such current or former Covered Person. With respect to current and former Covered Persons, the rights conferred under this Article VI are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Bylaws. With respect to any Covered Persons who commence service following adoption of these Bylaws, the rights conferred under this Article VI shall be present contractual rights, and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Covered Person’s service in the capacity which is subject to the benefits of this Article VI.

SECTION 6.9. Notice. Any notice, request or other communication required or permitted to be given to the Corporation under this Article VI shall be in writing and either delivered in person or sent by telecopy, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

SECTION 6.10. Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 6.11. Definitions. For purposes of this Article VI:

(A) “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the Covered Person;

(B) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the Covered Person in an action to determine the Covered Person’s rights under this Article VI.

ARTICLE VII

MISCELLANEOUS PROVISIONS

SECTION 7.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first (1st) day of January and end on the thirty-first (31st) day of December of each year. The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution.

SECTION 7.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 7.3. Seal. The corporate seal, if the Corporation shall have a corporate seal, shall have inscribed thereon the words “Corporate Seal, Delaware,” the name of the Corporation and the year of its organization. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

SECTION 7.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

SECTION 7.5. Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary, or at such later time as is specified therein. Except to the extent specified in such notice, no formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

ARTICLE VIII

CONTRACTS, PROXIES, ETC.

SECTION 8.1. Contracts. In addition to the powers otherwise granted to officers pursuant to Article IV hereof, the Board of Directors or Chief Executive Officer may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Without limiting the foregoing, unless otherwise provided by resolution adopted by the Board of Directors, the Chief Executive Officer, the President, the Secretary and the Treasurer may enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation.

SECTION 8.2. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chief Executive Officer, the President or any other officer delegated such power by the Board of Directors may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper in the premises. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

ARTICLE IX

AMENDMENTS

Unless otherwise provided by the Certificate of Incorporation, the Board of Directors shall have the power without the assent or vote of the stockholders to adopt, amend, alter or repeal these Bylaws. Unless otherwise provided by the Certificate of Incorporation, the stockholders shall have the power to adopt, amend, alter or repeal these Bylaws by an affirmative vote of shares representing a majority of the voting power of all the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.

ARTICLE X

CERTAIN CORPORATE GOVERNANCE MATTERS

SECTION 10.1. Executive Chair; President and CEO. Effective as of the Effective Time (for all purposes of this Article X, as defined in the Agreement and Plan of Merger, dated as of August 20, 2024, by and among the Corporation, Mountain Range Merger Sub Inc., a Delaware corporation and Arch Resources, Inc., a Delaware corporation (“Arch”), as the same may be amended from time to time (the “Merger Agreement”)), (a) James A. Brock shall serve as the Executive Chair of the Board of Directors and (b) Paul A. Lang shall serve as the Chief Executive Officer of the Corporation and as a member of the Board of Directors. The initial term of James A. Brock as Executive Chair of the Board of Directors shall expire effective as of the earlier of (i) the two-year anniversary of the Effective Time (the “Expiration Date”) or (ii) any date as of which James A. Brock ceases to serve as a member of the Board of Directors for any reason in accordance with these Bylaws (such date, the “Chairman Succession Date”). James A. Brock’s service as a member of the Board of Directors need not cease upon the cessation of his term as Executive Chair of the Board of Directors pursuant to clause (i) of the immediately preceding sentence. From and after the Chairman Succession Date, the Board of Directors shall select a member of the Board of Directors (which may be James A. Brock if still a member of the Board of Directors) to serve as Chair or Executive Chair of the Board of Directors. The Executive Chair may voluntarily resign from his or her position at any time. The initial term of Paul A. Lang as Chief Executive Officer of the Corporation shall expire no earlier than the two-year anniversary of the Effective Time other than in the case of (and limited to) (1) the Chief Executive Officer’s resignation or death prior to such date or (2) the Chief Executive Officer’s removal from such office by the Board of Directors in accordance with the applicable requirements of Article X of these Bylaws.

SECTION 10.2. Board Size and Composition. Effective as of the Effective Time, the Board of Directors shall be comprised of four Continuing CONSOL Directors (as defined below), including James A. Brock, and four Continuing Arch Directors (as defined below), including Paul A. Lang and Richard A. Navarre. From and after the Effective Time until the Expiration Date: (i) the number of directors that comprises the full Board of Directors shall be eight; (ii) any Continuing CONSOL Director and any Continuing Arch Director who is then serving as a member of the Board of Directors and whose term is expiring at an annual meeting of shareholders held on a date that is prior to the Expiration Date shall be nominated by the Board of Directors for election to the Board of Directors at such annual meeting, subject to applicable stock exchange, legal and other applicable requirements, in each case provided that if the Continuing CONSOL Director or Continuing Arch Director, as applicable, was an independent director of the Corporation, such individual continues to be an independent director of the Corporation, and unless such Continuing CONSOL Director or Continuing Arch Director, as applicable, notifies the Board of Directors of his or her desire not to be so nominated; (iii) no vacancy on the Board created by the cessation of service of a director shall be filled by the Board of Directors, and the Board of Directors shall not appoint or nominate any individual to fill such vacancy, unless (x) if the predecessor director leading to the creation of such vacancy was an independent director of the Corporation, such individual would be an independent director of the Corporation, (y) in the case of a vacancy created by the cessation of service of a Continuing CONSOL Director, not less than a majority of the Continuing CONSOL Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a Continuing Arch Director, not less than a majority of the Continuing Arch Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy; provided, that any such appointment or nomination pursuant to clause (y) or (z) shall be made in accordance with applicable Law and the rules of the New York Stock Exchange (or other national securities exchange on which the Corporation’s securities are then listed). For purposes of this Article X, the term “Continuing CONSOL Directors” shall mean the directors of the Corporation who were designated by the Corporation to be directors of the Corporation as of the Effective Time pursuant to Section 2.7(a) of the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to clause (y) of the second sentence of this Section 10.2, and the term “Continuing Arch Directors” shall mean the directors of Arch who were designated by Arch to be directors of the Corporation as of the Effective Time pursuant to Section 2.7(a) of the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to clause (z) of the second sentence of this Section 10.2.

SECTION 10.3. Lead Independent Director. From the Effective Time through the Chairman Succession Date, or any subsequent time when the Chair of the Board of Directors is not an independent director, the Board of Directors shall have a lead independent director who shall be elected by a majority of the members of the Board of Directors. The initial lead independent director of the Board of Directors shall be Richard A. Navarre.

Section 10.4. Officer Appointment and Removal. While the Corporation has an Executive Chair, the consent of both the Executive Chair and the Chief Executive Officer shall be required for the appointment or removal of any officer with a position of Senior Vice President or above. In the event the Chief Executive Officer and Executive Chair are unable to agree, such decision shall be made instead by the Board of Directors; provided however, that if such disagreement occurs prior to the Expiration Date, then such decision shall be made by the affirmative vote of at least 75% of the directors then in office.

SECTION 10.5. Certain Actions; Amendments; Interpretation. The following actions shall require the affirmative vote of at least 75% of the Whole Board (rounded to the nearest whole number): (i) prior to the Expiration Date, the removal of James A. Brock from his position as the Executive Chair of the Board of Directors, or any diminution in or modification of the duties of the Executive Chair of the Board of Directors or the other matters set forth in Section 3.11 of these Bylaws, or any election or appointment of a replacement Chair or Executive Chair of the Board of Directors (including to fill a vacancy in any such position); (ii) prior to the Expiration Date, the failure to appoint or re-nominate James A. Brock or Paul A. Lang as a member of the Board of Directors; (iii) prior to the Expiration Date, the removal of Paul A. Lang from his position as the Chief Executive Officer of the Corporation, or any diminution in or modification of the duties of the Chief Executive Officer set forth in Section 4.3 of these Bylaws or the other matters set forth in Section 3.11 of these Bylaws, or any election or appointment of a replacement Chief Executive Officer (including to fill a vacancy in any such position); and (iv) prior to the Expiration Date, any change in the size or composition of the Board of Directors as set forth in Section 10.2 of these Bylaws. Effective as of the Effective Time until the Expiration Date, the provisions of this Article X may be modified, amended or repealed, and any bylaw provision or other resolution (including any proposed corresponding modification, amendment or repeal of any provision of the Corporation’s other constituent documents) inconsistent with this Article X may be adopted, only by (and any such modification, amendment, repeal or inconsistent bylaw provision or other resolution may be proposed or recommended by the Board of Directors only by) the affirmative vote of at least 75% of the Whole Board (rounded to the nearest whole number). In the event that the size of the Board of Directors is increased, then any provision in Section 10.4 or this Section 10.5 which requires the approval of a specific number of directors will be deemed amended to adjust such requirement proportionately so that 75% of the Whole Board (rounded to the nearest whole number) is required for any such approval. In the event of any inconsistency between any provision of this Article X and any other provision of these Bylaws, including Article III or Article IX of these Bylaws, the provisions of this Article X shall control to the fullest extent permitted by law.

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